Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-287602

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED MAY 27, 2025

New Issue	July 10, 2025

ENDEAVOUR SILVER CORP.

Up to U.S.$60,000,000

Common Shares

This Prospectus Supplement, together with the accompanying Prospectus, qualifies the distribution (the “Offering”) of common shares (each, an “Offered Share”) of Endeavour Silver Corp. (“Endeavour” or the “Company”) having an aggregate offering price of up to U.S.$60,000,000. Endeavour has entered into a sales agreement dated July 10, 2025 (the “Sales Agreement”) with BMO Capital Markets Corp. (the lead agent), TD Securities (USA) LLC, Ventum Financial (US) Corp., National Bank of Canada Financial Inc., Raymond James (USA) Ltd., H.C. Wainwright & Co., LLC and ING Financial Markets LLC (each an “Agent” and, collectively, the “Agents”) pursuant to which Endeavour may distribute Offered Shares from time to time through the Agents, as agents or as principals for the distribution of the Offered Shares, in accordance with the terms of the Sales Agreement. See “Plan of Distribution”.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “EDR” and on the New York Stock Exchange (“NYSE”) under the symbol “EXK”. On July 9, 2025, the last trading day before the date of this Prospectus Supplement, the closing trading price of the Common Shares on the TSX was $7.22 per Common Share and the closing trading price of the Common Shares on the NYSE was U.S.$5.29 per Common Share. The Company has applied to the TSX and NYSE for the listing of the Offered Shares offered hereunder and such listing is subject to the approval of the TSX and NYSE in accordance with its applicable listing requirements.

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions (“NI 44-102”), including sales made directly on the NYSE or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. No Offered Shares will be offered or sold in Canada on the TSX or other trading markets in Canada. The Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Offering is being made in the United States under the terms of a registration statement on Form F-10 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (“U.S. Securities Act”). There is no minimum amount of funds that must be raised under this Offering. This means that the issuer could complete this Offering after raising only a small proportion of the offering amount set out above. See “Plan of Distribution”.

Endeavour will pay the Agents compensation, or allow a discount, for their services in acting as agents or in connection with the sale of Offered Shares pursuant to the terms of the Sales Agreement of 2% of the gross sales price per Offered Share sold. See “Plan of Distribution” for a description of compensation payable to the Agents.

No Agent under the Offering, and no person or company acting jointly or in concert with an Agent, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number of Offered Shares that would result in the Agent creating an over-allocation position in the Common Shares.

ING Capital LLC (together with ING Bank N.V.) is a lender to the Company under the Company’s amended and restated credit agreement dated June 23, 2025, which amends and restates the Company’s credit agreement dated October 6, 2023 (collectively, the “Credit Agreement”). Consequently, the Company may be considered to be a “connected issuer” as defined in National Instrument 33-105 – Underwriting Conflicts of the Underwriter to ING Financial Markets LLC under applicable securities laws in certain Canadian provinces. See “Plan of Distribution (Conflicts of Interest)”.

The purchase of Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. See “Risk Factors” in the Prospectus Supplement and the accompanying Prospectus and the risk factors in the Company’s documents which are incorporated by reference herein for a description of risks involved in an investment in Offered Shares.

This Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system (“MJDS”) adopted by the United States and Canada to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition, holding or disposition of the Common Shares may have tax consequences. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the heading “Certain U.S. Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is existing under and governed by the laws of the province of British Columbia and the federal laws of Canada, that some or all of the Company’s officers and directors are residents of Canada, that some or all of the experts named in the Registration Statement may be residents of Canada, and that a substantial portion of the Company’s assets and the assets of the officers and directors of the Company are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Company’s head office is located at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5 and its registered office is located at 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia V6E 4E5.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of this Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Where You Can Find Additional Information” in this Prospectus Supplement. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference herein or therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Prospectus and such documents incorporated by reference.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Company has not, and the Agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information previously filed with the SEC and with the securities regulatory authority in each of the provinces of Canada, that is incorporated by reference herein and in the accompanying Prospectus, is accurate only as of its respective date. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying Prospectus. See “Documents Incorporated by Reference”.

Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Company has not authorized any person to provide different information.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “Endeavour” or the “Company” refer to Endeavour Silver Corp. and include each of its subsidiaries as the context requires.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “$” or “Cdn.$” are to Canadian dollars and references to “U.S. dollars” or “U.S.$” are to United States dollars.

Except as otherwise noted in the AIF (as defined under “Documents Incorporated by Reference”) and the Company’s financial statements and related management’s discussion and analysis that are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus (see “Documents Incorporated by Reference”), the financial information contained in such documents is expressed in United States dollars.

The high, low, average and closing rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended March 31, 2025, December 31, 2024 and December 31, 2023, as quoted by the Bank of Canada, were as follows:

	Three months ended March 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
High	1.4603	1.4416	1.3875
Low	1.4166	1.3316	1.3128
Average	1.4352	1.3698	1.3497
Closing	1.4376	1.4389	1.3226

On July 9, 2025, the exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.3693 (Cdn.$1.00 = U.S.$0.7303).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the planned use of proceeds from the sale of the Common Shares, the aggregate value of the Common Shares that may be issued pursuant to the Offering under this Prospectus Supplement, planned exploration and development at the Company’s properties and planned allocation of capital, the Company's plans for the commencement of production at certain of its properties, including the anticipated timing of such activities, the Company’s anticipated results and developments in the Company’s operations in future periods and the timing of such developments, plans related to its business Endeavour’s preparation to bring Terronera into production and timing related thereto, output trends and integration at Kolpa, Kolpa’s contribution to Endeavour’s long-term growth strategy and Endeavour’s anticipated performance for upcoming financial quarters and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. With respect to the forward-looking information contained in this Prospectus Supplement, accompanying Prospectus or documents incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	present and future business strategies;
•	the environment in which the Company will operate in the future, including the price of silver and gold;
•	anticipated cost and the ability to achieve goals;
•	the Company’s forecasted mine economics;
•	the reliability of mineral resource estimates;
•	the continuation of exploration and mining operations; and
•	no material adverse change in the market price of commodities.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the Company’s debt facility;
•	risks related to increased interest rates;
•	risks relating to precious and base metal price fluctuations;
•	fluctuations in the price of consumed commodities;

•	risks relating to fluctuations in the currency markets (particularly the Peruvian Sol, Mexican peso, Chilean peso, Canadian dollar and United States dollar);
•	risks related to the increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	risks relating to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control, and operating or technical difficulties in mineral exploration, development and mining activities;
•	risks related to inadequate insurance or inability to obtain adequate insurance;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company’s development activities will result in profitable mining operations;
•	risks relating to the adequacy or availability of infrastructure to support current or future mining developments;
•	uncertainty in the Company’s ability to fund the development of its mineral properties or the completion of further exploration programs;
•	risks relating to the Company’s reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
•	uncertainty as to the market price of silver or gold;
•	volatility of global financial markets and the Company’s share price;
•	uncertainty in the Company’s ability to obtain adequate financing for planned mine development and further exploration programs;
•	uncertainty in the Company’s ability to replenish current reserves and resources;
•	risks relating to our ability to acquire new projects and to successfully integrate the acquisitions;
•	risks related to the Company operating in foreign jurisdictions, including political, economic, and regulatory instability;
•	risks relating to changes in governmental regulations, changes to mining, environmental, tax and labour laws, among others, and the availability of licenses and permits and securing and maintaining mineral property concessions;
•	risks related to the potential impact of any tariffs, countervailing duties or other trade restrictions;
•	risks related to the Ukraine-Russia and Israel-Palestine conflicts;
•	risks related to mine closure and reclamation;
•	risks related to the impact of climate change;
•	risks related to health and safety hazards;
•	risks related to defects in title to the Company’s assets;
•	risks related to the Company’s mineral properties being subject to indigenous peoples’ claims;
•	risks related to recruiting and retaining qualified personnel;
•	risks related to community relations;
•	risks relating to the Company’s officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	risks related to our reliance on third parties;
•	risks related to dilution;
•	risks related to differences in U.S. and Canadian reporting of mineral reserves and resources;
•	risks related to financial reporting standards;
•	risks related to potential weaknesses in internal control over financial reporting;
•	risks related to our status as a “foreign private issuer” under U.S. federal securities laws;
•	risks related to legal proceedings;
•	risks related to anti-corruption and anti-bribery laws;
•	risks related to compliance with Canada’s Extractive Sector Transparency Act and the United States’ Disclosure of Payments by Resource Extraction Issuers;
•	risks related to fraudulent or illegal activity by employees, contractors or consultants;
•	risks related to our information systems and cyber security;
•	risks related to the use of technology and artificial intelligence systems; and
•	risks relating to financial instruments.

This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements due to a variety of risk, uncertainties and other factors, including, without limitation, those referred to in this Prospectus Supplement and accompanying Prospectus under “Risk Factors” and elsewhere in this Prospectus Supplement, accompanying Prospectus and in the documents incorporated by reference herein. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under the MJDS to prepare this Prospectus Supplement and accompanying Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our annual financial statements, certain of which are incorporated by reference herein, in accordance with IFRS as issued by the IASB, and our interim financial statements, certain of which are incorporated by reference herein, in accordance with IFRS as issued by the IASB as applicable to interim financial reporting, and they therefore may not be comparable to financial statements of United States companies.

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S-K 1300”) under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). As an issuer that prepares and files its reports with the SEC pursuant to MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this Prospectus concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

SCIENTIFIC AND TECHNICAL INFORMATION

Except as otherwise disclosed herein, scientific and technical information relating to the production information at certain of the Company’s propertiess (as described under “Recent Developments” below) have been reviewed and approved by Dale Mah, P.Geo., Vice President Corporate Development of the Company, a “qualified person” within the meaning of NI 43-101.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Company, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

1.	the annual information form of the Company dated March 10, 2025 for the year ended December 31, 2024 (the “AIF”), filed March 11, 2025;

2.	the audited annual consolidated financial statements of the Company for the years ended December 31, 2024 and December 31, 2023 and the reports of the independent registered public accounting firm dated March 10, 2025, and filed March 11, 2025;

3.	the management’s discussion and analysis of the Company for the year ended December 31, 2024 dated March 10, 2025, and filed March 11, 2025 (the “Annual MD&A”);

4.	the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2025 and 2024, filed on May 13, 2025;

5.	the management’s discussion and analysis of the Company for the three months ended March 31, 2025, filed on May 13, 2025 (the “Interim MD&A”);

6.	the technical report entitled “Technical Report on the Huachocolpa Uno Mine Property, Huancavelica Province, Peru” dated March 27, 2025, with an effective date of December 31, 2024 (the “Kolpa Technical Report”);

7.	material change report dated April 1, 2025 and filed April 2, 2025 with respect to the Company’s entrance into a share purchase agreement (the “Kolpa Agreement”) to acquire all of the outstanding shares of Minera Kolpa (“Kolpa”), a copper stream agreement with Versamet Royalties Corporation, and a bought deal financing; and

8.	the information circular dated April 11, 2025 with respect to the Company’s annual general meeting of shareholders held on June 3, 2025, filed April 24, 2025.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus Supplement, and before the termination of the distribution under the Offering, are also deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

If the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement and the accompanying Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR+ at www.sedarplus.ca (each such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus for the purposes of the Offering.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report that is filed with or furnished to the SEC after the date of this Prospectus Supplement and prior to the date that all Offered Shares offered hereunder are sold or the Offering is otherwise terminated, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part (in the case of documents or information deemed furnished on Form 6-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein is not deemed to be included or incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus Supplement or the accompanying Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus Supplement or the accompanying Prospectus.

Upon a new annual information form or annual report on Form 20-F or Form 40-F and the related audited annual consolidated financial statements together with the auditor’s report thereon and management’s discussion and analysis related thereto being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus Supplement or the accompanying Prospectus, the previous annual information form or annual report on Form 20-F or Form 40-F, the previous audited annual consolidated financial statements and all interim financial statements, annual and quarterly management’s discussion and analyses, material change reports and business acquisition reports filed by us prior to the commencement of our financial year in which the new annual information form or annual report on Form 20-F or Form 40-F was filed, no longer shall be deemed to be incorporated by reference herein and therein for the purpose of future offers and sales of our Common Shares hereunder.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Endeavour at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5, telephone: (604) 685-9775, and are also available electronically at www.sedarplus.ca and www.sec.gov.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement under “Documents Incorporated by Reference”, the Sales Agreement described in this Prospectus Supplement and the consents of KPMG LLP and the experts referred to and listed under “Interests of Experts” in the AIF and in this Prospectus Supplement have been or will be filed with the SEC and do or will form part of the Registration Statement of which this Prospectus Supplement forms a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company has filed with the SEC the Registration Statement on Form F-10 relating to certain of its securities, including the Common Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under MJDS, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

You may read and download some of the documents that the Company has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s profile on the SEDAR+ website at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about the Company, this Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and this Offering, the Company encourages you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico, Chile, Peru and the USA. The Company has three producing silver-gold mines, two in Mexico: the Guanaceví Mine in Durango acquired in 2004 and the Bolañitos Mine in Guanajuato acquired in 2007 and one in Peru: the Huachocolpa Uno Mine (the “Kolpa Mine”) located in Ayacucho. In addition to operating the operating mines, the Company is advancing the Terronera project in Jalisco, Mexico that is now in the commissioning stage with commercial production expected to commence in Q3, 2025. Additionally, the Company is advancing the prospective Pitarrilla property in Durango State acquired in 2022 and the Parral properties in Chihuahua acquired in 2016.

The Company has several early-stage exploration projects in Chile accumulated from 2012.

In 2021, the Company acquired the Bruner property, located in Nye County, Nevada, USA which is an exploration project that includes mineral claims, mining rights, property assets, water rights, and government authorizations and permits.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the Company’s AIF and the materials incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

THE OFFERING

Offered Shares	Common Shares having an aggregate offering price of up to U.S.$60,000,000.

Manner of offering	Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE or other existing trading markets for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada on the TSX or other trading markets in Canada. The Offered Shares will be distributed at market prices prevailing at the time of the sale of such Offered Shares. See “Plan of Distribution”.

Use of proceeds	The principal business objectives that the Company expects to accomplish using the net proceeds from the Offering, together with the Company’s current cash resources, are to advance the evaluation and development of the Pitarrilla and Parral properties, to fund any short fall in cash requirements during the ramp up of operations at the Terronera Project, to assess potential development stage mineral properties for acquisition, to fund the potential acquisition of other development stage mineral properties, for continued exploration of the Company’s various existing mineral properties, and to add to the Company’s working capital. See “Use of Proceeds”.

Risk factors	See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors discussed or referred to in the documents which are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.

Tax considerations	Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their own tax advisor. See “Certain U.S. Federal Income Tax Considerations” in this Prospectus Supplement.

Listing symbol	The Common Shares are listed for trading on the TSX under the symbol “EDR” and the NYSE under the symbol “EXK”.

RECENT DEVELOPMENTS

On July 8, 2025, the Company reported second quarter 2025 production of 1,483,736 silver ounces (oz), 7,755 gold oz, and in combination with base metal production a silver equivalent(1) (“AgEq”) total production of 2.5 million oz.

Q2 2025 Production Overview

•	Guanaceví Maintains Consistent Production: Production in line with plan, with gold production slightly above plan and silver production at the lower end of the planned range.

•	Bolañitos Continues to Perform: Due to the lower throughput in May and June, silver and gold production were both slightly below plan.

•	Kolpa Delivers Strong Results at a Stable Rate: Throughput and production of metals were in line with historical results and management’s expectations.

•	Terronera Ramp-Up Phase Advances Toward Commercial Production: Daily production averaged 1,400 tonnes per day (tpd) in the second half of June.

•	Metal Sales and Inventories: Sold 1,477,197 silver ounces and 7,706 gold ounces during the second quarter. A total of 242,980 silver ounces and 701 gold ounces of bullion inventory and 24,970 silver ounces and 399 gold ounces in concentrate inventory were held at June 30, 2025.

Q2 2025 Mine Operations

Consolidated silver production was 1,483,736 ounces in Q2 2025, in line with plan and 13% higher than Q1 2024 due to the addition of Kolpa operation into the portfolio. Excluding production from Kolpa, consolidated production was 16% lower than Q2 2024, slightly below plan, due to the 17% lower production in Guanaceví mine and 10% lower production in Bolañitos mine. Consolidated gold production was 7,755 ounces in Q2 2025, 26% lower than Q2 2024. Lower gold production was due to 34% lower production at the Bolañitos mine, and 16% lower gold production at the Guanaceví mine.

In Q2 2025, Guanaceví throughput was 14% lower than Q2 2024 and silver and gold grades were 1% lower, which drove the 17% lower silver and 16% lower gold output. Guanaceví throughput and grades were in line with plan. Supplies of local third- party feed continued to supplement mine production, amounting to 21% of quarterly throughput.

Bolañitos Q2 2025 throughput was 17% lower than throughput in Q2 2024, combined with 10% higher silver grades offset by 19% lower gold grades. Silver production was 10% lower than in the same period in 2024, while gold production was 34% lower. Throughput was below the plan, while silver and silver grades were consistent with plan. The grade variation is due to mining from different locations in the ore body.

Since the acquisition of Kolpa on May 1 (the “Acquisition”), Kolpa processed 118,896 tonnes of material grading 111 grams of silver per tonne and, 3.13% lead, 2.25% zinc and 0.22% copper. These results are in line with management’s expectations established at the time of acquisition and reflect the ongoing efficiency of current mining and processing activities. The Company is actively advancing integration to ensure a smooth alignment of systems, teams, and operational processes. The team remains focused on maintaining steady output and advancing Kolpa’s contribution to the Company’s long-term growth strategy.

Consolidated1,3 Production Highlights for the Three Months Ended June 30, 2025

Three Months Ended June 30,
	2025	2024	% Change
Throughput (tonnes)	303,828	218,989	39%
Silver ounces produced	1,483,736	1,312,572	13%
Gold ounces produced	7,755	10,548	(26%)
Lead tonnes produced[3]	3,503	-	N/A
Zinc tonnes produced[3]	2,316	-	N/A
Copper tonnes produced[3]	58	-	N/A
Payable silver ounces produced	1,454,412	1,303,461	12%
Payable gold ounces produced	7,638	10,369	(26%)
Silver equivalent ounces produced[2]	2,528,562	2,156,453	17%
Silver ounces sold	1,477,197	1,217,569	21%
Gold ounces sold	7,706	9,887	(22%)

1 Terronera pre-operating production is excluded.

2 Silver equivalent (AgEq) is calculated using 80:1 silver: gold ratio, 60:1 lead ratio, 85:1 zinc ratio and 300:1 copper ratio plus silver ounces or U.S.$30/oz silver, U.S.$2,400/oz gold, U.S.$1,800/tonne lead, U.S.$2,550/tonne zinc and U.S.$9,000/tonne copper.

3 The Acquisition closed on May 1, 2025, therefore two months of results are included in the second quarter consolidated results.

Production Tables for the Three Months Ended June 30, 2025 for the Mexico Operating Mines

Three Months Ended June 30, 2025	Guanacevi	Bolanitos
Tonnes processed	96,834	88,098
Tonnes per day	1,064	968
Silver ounces produced	997,875	105,223
Silver grade grams per tonne	362	45
Silver recovery	88.6%	82.4%
Gold ounces produced	3,562	4,193
Gold grade grams per tonne	1.28	1.68
Gold recovery	89.7%	88.3%
Silver Equivalent ounces produced(1)	1,282,853	440,678

Totals may not add up due to rounding

Production Tables for the Three Months Ended June 30, 2025 for the Peru Mine

Two Months[3] Ended June 30, 2025	Kolpa
Tonnes processed	118,896
Tonnes per day	1,949
Silver ounces produced	380,638
Silver grade grams per tonne	111
Silver recovery %	89.4
Lead tonnes produced	3,503
Lead grade %	3.13%
Lead recovery %	94.2%
Zinc tonnes produced	2,316
Zinc grade %	2.25%
Zinc recovery %	86.4%
Copper tonnes produced	58
Copper grade %	0.22%
Copper recovery %	22%
Silver Equivalent ounces produced(1)	805,032

3 The Acquisition closed on May 1, 2025, therefore two months of results are included in the second quarter consolidated results.

Totals may not add up due to rounding

Terronera Update

The commissioning and ramp-up of Terronera continues to progress steadily, with plant throughput gradually increasing as operational bottlenecks and system issues are identified and resolved. In June, throughput averaged 1,232 tonnes per day (tpd), with a peak single-day throughput of 1,987 tpd. Notably, throughput stabilized in the second half of the month, with daily production averaging 1,400 tpd.

After successfully processing lower-grade material to address bottlenecks and system issues, the plant has now shifted its focus to refining operations, including processing higher grade ore to achieve planned metal recoveries. Management expects to gradually ramp up throughput to design capacity in early Q3.

During commissioning of the plant, the underground mine has continued with mine development and stope preparation. Surface stockpiles are limited and at capacity at this time.

As of the end of June, Terronera had produced and sold a cumulative 598 tonnes of concentrate, generating approximately $3 million in revenue.

CONSOLIDATED CAPITALIZATION

Other than as disclosed in this Prospectus Supplement or the documents incorporated by reference herein, there have been no material changes in the share and loan capital of the Company since March 31, 2025 to the date of this Prospectus Supplement.

From April 1 to July 10, 2025, the Company issued 561,400 Common Shares pursuant to the exercise of stock options.

On April 8, 2025, the Company issued 11,600,000 Common Shares at a price of U.S.$3.88 per share for proceeds of approximately U.S.$45 million (the “Bought Deal”). On April 16, 2025, the Company issued an additional 1,285,000 Common Shares at a price of U.S.$3.88 per share for proceeds of approximately U.S. $5 million pursuant to the Bought Deal following the exercise of the over-allotment option by the underwriters.

On May 1, 2025, the Company issued 14,075,357 Common Shares pursuant to the Kolpa Agreement.

As of the date of this Prospectus Supplement, there were 289,948,993 Common Shares issued and outstanding, as well as 5,448,567 Common Shares reserved for issuance pursuant to outstanding stock options and share units.

USE OF PROCEEDS

The net proceeds from the Offering cannot be determined due to the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the Sales Agreement and the expenses of the distribution.

The principal business objectives that the Company expects to accomplish using the net proceeds from the Offering, together with the Company’s current cash resources, are to advance the evaluation and development of the Pitarrilla and Parral properties, to fund any short fall in cash requirements during the ramp up of operations at the Terronera Project, to assess potential development stage mineral properties for acquisition, to fund the potential acquisition of other development stage mineral properties, for continued exploration of the Company’s existing mineral properties, and to add to the Company’s working capital.

PLAN OF DISTRIBUTION

The Company entered into the Sales Agreement with the Agents under which it may issue and sell from time to time Offered Shares through the Agents having an aggregate offering price of up to U.S.$60,000,000. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE or other existing trading markets for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada on the TSX or other trading markets in Canada. If expressly authorized by the Company, the Agents may also sell Offered Shares in privately negotiated transactions in the United States.

The Agents will offer the Offered Shares subject to the terms and conditions of the Sales Agreement on a daily basis or as otherwise agreed upon by the Company and the Agents. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement instruction to an Agent, determined in the sole discretion of the Company (the “Designated Agent”). Subject to the terms and conditions of the Sales Agreement, the Designated Agent will use its commercially reasonable efforts to sell on the Company’s behalf all of the Offered Shares requested to be sold by the Company. The Company may instruct the Designated Agent not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in any such instruction.

Either the Company or the Designated Agent may suspend the offering of the Offered Shares being made through the Agents under the Sales Agreement upon proper notice to the other party. The Company has the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement in its sole discretion at any time. Each of the Agents has the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement in its sole discretion with respect to itself, but not with respect to any other Agent, at any time.

Endeavour will pay the Agents compensation, or allow a discount, for their services in acting as agents or in the sale of Offered Shares pursuant to the terms of the Sales Agreement of 2% of the gross sales price per Offered Share sold. The remaining sales proceeds, after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company for the sale of such Offered Shares.

The Designated Agent will provide written confirmation to the Company following the close of trading on the NYSE on each day in which Offered Shares are sold through the Agents as agents under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the volume-weighted average price of the Offered Shares sold on the NYSE, the percentage of daily trading volume and net proceeds to the Company.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the first trading day following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares as contemplated in this Prospectus Supplement will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Designated Agent may agree upon.

In connection with the sales of the Offered Shares on the Company’s behalf, the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act. In addition, the Company has agreed, under certain circumstances, to reimburse the reasonable fees and disbursements of the Agents’ legal counsel in connection with this offering up to a maximum of U.S.$175,000, plus an additional U.S.$25,000 for each subsequent fiscal quarter, pursuant to the terms of the Sales Agreement. No Agent under the Offering, and no person or company acting jointly or in concert with an Agent, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number of Offered Shares that would result in the Agent creating an over-allocation position in the Common Shares.

The total expenses of the Offering payable by the Company, excluding commissions payable to the Agents under the Sales Agreement, are estimated to be approximately U.S.$250,000.

The Offering pursuant to the Sales Agreement will terminate upon the earlier of (i) the issuance and sale of all of the Offered Shares subject to the Sales Agreement, (ii) June 27, 2027, and (iii) the termination of the Sales Agreement as permitted therein.

Each of the Agents and its affiliates may in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

Purchaser’s rights and remedies under applicable Canadian securities legislation against an Agent in an at-the-market distribution such as the Offering will not be affected by the Agent’s decision to effect the distribution directly or through a selling agent.

The Company has applied to the TSX and NYSE for the listing of the Offered Shares offered hereunder and such listing is subject to the approval of the TSX and NYSE in accordance with its applicable listing requirements.

Conflicts of Interest

ING Capital LLC (together with ING Bank N.V.) is a lender to the Company under the Credit Agreement. Consequently, the Company may be considered to be a “connected issuer” to ING Financial Markets LLC under applicable securities laws in certain Canadian provinces.

The Credit Agreement consists of up to U.S.$135 million non-revolving term credit facility (the “Credit Facility”) which matures on December 31, 2031. The Credit Facility will be advanced to the Company in three tranches upon the satisfaction of certain conditions as set forth by the Credit Agreement. Proceeds from the Credit Agreement are available for use towards construction and commissioning at the Company’s Terronera Project. The Company is in compliance with all material terms of the agreements governing the Credit Agreement. The Credit Agreement is secured by way of corporate guarantees from the Company and certain Company subsidiaries and a first ranking security interest over the Terronera Project.

The decision to distribute the Common Shares hereunder and the determination of the terms of the distribution were made through arm’s length negotiations between the Company and the Agents. The lenders under the Credit Agreement did not have any involvement in such decision or determination. Neither ING Capital LLC nor their respective affiliates will receive any direct benefit from the Offering other than receipt of their respective share of the Commission and the payment of certain of their expenses in connection with the Offering.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company is authorized to issue an unlimited number of Common Shares, without par value. As at July 10, 2025, there are 289,948,993 Common Shares issued and outstanding.

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

PRIOR SALES

During the 12 months prior to the date of this Prospectus Supplement, the Company issued Common Shares pursuant to a sales agreement dated December 18, 2023 (the “December 2023 Sales Agreement”) with BMO Capital Markets Corp., TD Securities (USA) LLC, CIBC World Markets Inc., Raymond James (USA) Ltd., B. Riley Securities, Inc., H.C. Wainwright & Co., LLC, A.G.P./Alliance Global Partners and Stifel Nicolaus Canada Inc. (the “December 2023 ATM Offering”). Under the terms of the December 2023 Sales Agreement, the Company had the ability to sell, from time to time, Common Shares having an aggregate offering value of up to U.S.$60.0 million on the NYSE at prevailing market prices. The Company determined, at its sole discretion, the timing and number of Common Shares to be sold under the December 2023 ATM Offering. The Company sold under the December 2023 ATM Offering a total of 29,852,592 Common Shares at prices ranging from U.S.$1.47 to U.S.$3.72 per share (with the volume weighted average price being U.S.$2.01 per share) for gross proceeds of U.S.$59,901,840.

The following table sets out details of additional Common Shares issued by the Company during the 12 months prior to the date of this Prospectus Supplement.

		Price per
	Number of Common	Common Share
Date	Shares	(Cdn.$)	Reason for issuance
9-Jul-24	10,000	2.89	Stock Option Exercise
10-Jul-24	7,000	2.89	Stock Option Exercise
10-Jul-24	4,800	4.12	Stock Option Exercise
11-Jul-24	2,800	4.12	Stock Option Exercise
11-Jul-24	1,000	2.89	Stock Option Exercise
11-Jul-24	30,000	2.89	Stock Option Exercise
11-Jul-24	23,200	4.12	Stock Option Exercise
12-Jul-24	39,000	2.14	Stock Option Exercise
12-Jul-24	8,000	2.89	Stock Option Exercise

		Price per
	Number of Common	Common Share
Date	Shares	(Cdn.$)	Reason for issuance
15-Jul-24	10,000	2.89	Stock Option Exercise
15-Jul-24	17,600	4.08	Stock Option Exercise
16-Sep-24	10,000	2.89	Stock Option Exercise
4-Oct-24	1,400	4.12	Stock Option Exercise
4-Oct-24	2,000	2.89	Stock Option Exercise
4-Oct-24	3,000	4.12	Stock Option Exercise
4-Oct-24	4,000	2.89	Stock Option Exercise
10-Oct-24	10,000	2.89	Stock Option Exercise
10-Oct-24	10,000	2.89	Stock Option Exercise
10-Oct-24	7,000	2.89	Stock Option Exercise
10-Oct-24	3,000	4.12	Stock Option Exercise
11-Oct-24	6,000	2.89	Stock Option Exercise
11-Oct-24	3,000	4.12	Stock Option Exercise
11-Oct-24	6,000	4.12	Stock Option Exercise
11-Oct-24	3,600	4.12	Stock Option Exercise
11-Oct-24	6,000	2.89	Stock Option Exercise
16-Oct-24	1,000	2.89	Stock Option Exercise
16-Oct-24	4,000	4.12	Stock Option Exercise
18-Oct-24	3,000	4.12	Stock Option Exercise
18-Oct-24	4,000	2.89	Stock Option Exercise
7-Nov-24	60,000	5.6	Stock Option Exercise
7-Nov-24	100,000	6.24	Stock Option Exercise
7-Nov-24	84,000	4.12	Stock Option Exercise
7-Nov-24	41,200	2.89	Stock Option Exercise
8-Nov-24	25,800	2.89	Stock Option Exercise
8-Nov-24	10,000	2.89	Stock Option Exercise
8-Nov-24	34,800	2.89	Stock Option Exercise
13-Nov-24	6,000	2.89	Stock Option Exercise
13-Nov-24	3,000	4.12	Stock Option Exercise
15-Nov-24	5,000	2.89	Stock Option Exercise
15-Nov-24	7,000	2.89	Stock Option Exercise
15-Nov-24	3,600	4.12	Stock Option Exercise
27-Nov-24	15,825,000	6.46	Bought Deal Offering
29-Nov-24	10,000	2.89	Stock Option Exercise
18-Dec-24	1,400	4.12	Stock Option Exercise
18-Dec-24	1,000	2.89	Stock Option Exercise
8-Apr- 2025	11,600,000	U.S.$3.88	Bought Deal Financing
14-Apr-2025	256,000	2.14	Stock Option Exercise
16-Apr-2025	1,285,000	U.S.$3.88	Bought Deal Financing
1-May- 2025	14,075,357	U.S.$4.618	Kolpa Acquisition
3-Jun-2025	2,400	4.12	Stock Option Exercise
3-Jun-2025	6,000	2.89	Stock Option Exercise
4-Jun-2025	20,000	2.89	Stock Option Exercise
5-Jun-2025	1,400	4.12	Stock Option Exercise
5-Jun-2025	2,000	2.89	Stock Option Exercise
5-Jun-2025	3,300	4.12	Stock Option Exercise
5-Jun-2025	7,000	2.89	Stock Option Exercise
5-Jun-2025	20,000	2.89	Stock Option Exercise
5-Jun-2025	6,000	4.12	Stock Option Exercise
5-Jun-2025	8,000	2.89	Stock Option Exercise
5-Jun-2025	1,000	2.89	Stock Option Exercise
5-Jun-2025	1,400	4.12	Stock Option Exercise
6-June-2025	103,373	5.59	Deferred Share Unit Redemption
9-Jun-2025	6,000	4.12	Stock Option Exercise
9-Jun-2025	3,700	2.89	Stock Option Exercise
9-Jun-2025	8,300	2.89	Stock Option Exercise
9-Jun-2025	39,600	4.12	Stock Option Exercise
9-Jun-2025	6,400	4.12	Stock Option Exercise
9-Jun-2025	400	4.12	Stock Option Exercise

		Price per
	Number of Common	Common Share
Date	Shares	(Cdn.$)	Reason for issuance
9-Jun-2025	10,000	2.89	Stock Option Exercise
9-Jun-2025	5,000	2.89	Stock Option Exercise
9-Jun-2025	3,500	2.89	Stock Option Exercise
9-Jun-2025	10,000	6.24	Stock Option Exercise
10-Jun-2025	4,000	2.89	Stock Option Exercise
11-Jun-2025	10,000	2.89	Stock Option Exercise
11-Jun-2025	1,000	4.12	Stock Option Exercise
11-Jun-2025	1,000	2.89	Stock Option Exercise
2-Jul-2025	10,000	2.89	Stock Option Exercise

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company during the 12 months prior to the date of this Prospectus Supplement.

Date	Type of Security Issued	Number of Common Shares issuable upon exercise or conversion	Exercise or conversion price per Common Share (Cdn.$)
August 2, 2024	Stock options	25,000	$4.63
September 30, 2024	Deferred share units	4,372	-
December 31, 2024	Deferred share units	4,553	-
April 2, 2025	Stock options	733,530	$5.39
April 2, 2025	Deferred share units	119,475 (2)	-
April 2, 2025	Restricted share units	269,490	-
April 2, 2025	Performance share units	299,900 (1)	-
May 14, 2025	Stock options	30,000	$4.65
May 14, 2025	Restricted share units	80,000	-
June 30, 2025	Deferred share units	5,492	-

Note:

(1)	Under the Company’s equity-based share unit plan, vested performance share units (“PSUs”) are redeemable, at the election of the Board of Directors of the Company in its discretion, for Common Shares, a cash payment equal to the market value of a Common Share as of the redemption date, or a combination of cash and Common Shares. The PSUs granted are subject to a performance payout multiplier between 0% and 200% based on the Company’s total shareholder return at the end of a three-year period relative to the Company’s total shareholder return peer group.

(2)	Under the Company’s Equity-Based Share Unit Plan, vested deferred share units are payable at the participants’ termination of office and are redeemable as Common Shares, a cash payment representing such or a combination at the election of the Board of Directors of the Company in its discretion.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX under the symbol “EDR” and on the NYSE under the symbol “EXK”.

The following table sets forth the trading price range and volumes of the Common Shares for the periods indicated as reported by the TSX, the Canadian marketplace on which the greatest volume of trading or quotation for the Common Shares generally occurs.

Month	High (Cdn.$)	Low (Cdn.$)	Volume
June 2024	5.50	4.70	11,185,353
July 2024	6.87	4.74	13,327,902
August 2024	5.97	3.38	18,221,207
September 2024	5.81	3.74	15,807,316
October 2024	7.87	5.28	18,403,399
November 2024	7.20	5.73	17,538,729

Month	High (Cdn.$)	Low (Cdn.$)	Volume
December 2024	6.44	5.08	11,372,942
January 2025	5.96	4.84	12,496,920
February 2025	6.24	5.06	12,987,368
March 2025	7.34	5.00	27,080,626
April 2025	5.92	4.21	19,350,657
May 2025	5.14	4.41	18,196,343
June 2025	6.99	5.10	24,249,712

The following table sets forth the trading price range and volumes of the Common Shares for the periods indicated as reported by the NYSE. The data includes Common Shares sold through certain quotation systems in the United States.

Month	High (U.S.$)	Low (U.S.$)	Volume
June 2024	4.04	3.41	30,983,833
July 2024	5.02	3.44	21,330,961
August 2024	4.25	2.46	25,451,465
September 2024	4.31	2.76	24,307,189
October 2024	5.66	3.91	25,671,137
November 2024	5.19	4.12	26,576,038
December 2024	4.56	3.53	20,306,745
January 2025	4.14	3.36	24,356,056
February 2025	4.41	3.51	27,847,092
March 2025	5.13	3.45	33,378,335
April 2025	4.26	2.95	41,188,362
May 2025	3.72	3.14	38,501,337
June 2025	5.11	3.74	53,227,272

RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of Endeavour’s business and the present stage of exploration and development of our mineral properties. The following risk factors, as well as risks currently unknown to Endeavour, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference herein or therein, each of which could cause purchasers of Offered Shares to lose part or all of their investment.

Risks relating to the Common Shares and the Offering

Future sales or issuances of equity or equity-linked securities could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce our earnings per share and make future sales of the Company’s equity securities more difficult

Endeavour may sell or issue additional equity or equity-linked securities in offerings to finance our operations, exploration, development, acquisitions or other projects. Endeavour cannot predict the size of future sales and issuances of equity or equity-linked securities or the effect, if any, that future sales and issuances of equity or equity-linked securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity or equity-linked securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities (or the conversion or exercise of equity-linked securities), investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share. Sales of Common Shares by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate.

The Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

The market prices for the securities of mining companies, including the Company’s, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of the Company’s business, certain factors such as the Company’s announcements and the public’s reaction to such announcements, the Company’s operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of the Company’s resources, government regulations, changes in earnings estimates or recommendations by research analysts who track the Company’s securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of Endeavour’s prospects could cause the price of the Company’s securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of the Company’s securities, including the price of the Common Shares, regardless of the Company’s results. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.

Endeavour will have broad discretion in the use of the net proceeds of the Offering and may use them in ways other than as described herein

Endeavour will have broad discretion over the use of the net proceeds from the Offering. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how Endeavour allocates or spends the net proceeds from the Offering. Endeavour may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Company’s securities, including the market value of the Common Shares, and may increase our losses.

The Company does not intend to pay dividends in the foreseeable future

The Company has never declared or paid any dividends on the Common Shares. Endeavour intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration activities and further development and the expansion of the business. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors of Endeavour and will depend upon, among other things, conditions then existing including our earnings, financial condition, cash on hand, financial requirements to fund our exploration activities, development and growth, and other factors that the board of directors may consider appropriate in the circumstances.

U.S. investors may find it difficult to enforce U.S. judgments against the Company

The Company is incorporated under the laws of British Columbia, Canada and the majority of the Company’s directors and officers are not residents of the United States. Because of this, and because a substantial portion of the Company’s assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

The Common Shares offered hereby will be sold in “at-the-market” offerings, and investors who buy the Common Shares at different times will likely pay different prices

Investors who purchase the Common Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices, and numbers of the Common Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Common Shares as a result of share sales made at prices lower than the prices they paid.

There is no certainty regarding the net proceeds to the Company from this Offering

There is no certainty that gross proceeds of U.S.$60,000,000 will be raised in this Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Company’s behalf, the Common Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Common Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total amount offered or nothing at all.

Risks relating to the Integration of Kolpa

Unexpected Liabilities Related to the Acquisition of Kolpa

Kolpa has various potential liabilities relating to the conduct of its business prior to the closing of the Kolpa acquisition (the “Acquisition”) on May 1, 2025, including, but not limited to, potential liability for cleanup, decommissioning or remediation of environmental conditions or incidents, potential liability in connection with historical health and safety incidents and associated government and private investigations or actions, including incidents that have resulted in injury or fatalities, at the Kolpa Mine.

Kolpa is subject to various litigation proceedings, including civil liability claims, environmental supervisions and enforcement proceedings, labor proceedings, health and safety matters, regulatory and administrative proceedings, tax matters, among others. We cannot assure that these or other legal proceedings will not have a material adverse effect on Kolpa’s ability to conduct its business or on its financial position and results of operations.

Integration of Kolpa

There is a possibility that the Company is unable to successfully integrate the assets of Kolpa into its operations in order to realize the anticipated benefits of the Acquisition or may be unable to do so within the anticipated timeframe.

The Company expects to implement certain operational improvements and cost-savings initiatives following the Acquisition. Any cost-savings that the Company realizes from such efforts may differ materially from the Company’s estimates. In addition, any cost-savings that the Company realizes may be offset, in whole or in part, by reductions in revenues or through increases in other expenses. The Company’s operational improvements and cost-savings plans are subject to numerous risks and uncertainties that may change at any time. To effectively integrate Kolpa into its current operations, the Company must establish appropriate operational, administrative, finance, and management systems and controls functions relating to the assets of Kolpa. These efforts, together with ongoing integration, will require substantial attention from the Company’s management. This diversion of management attention, as well as any other difficulties which the Company may encounter in completing the integration process, could have an adverse effect on the Company’s business, financial condition, results of operations and cash flows. There can be no assurance that the Company will be successful in integrating the operations of Kolpa or that the expected benefits of the Acquisition will be realized.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined herein) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary. There can be no assurance that the IRS will not challenge one or more of the tax consequences described in this summary.

This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to this Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are S corporations (and shareholders thereof); (j) are subject to special tax accounting rules; (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (l) are U.S. expatriates or former long-term residents of the U.S.; (m) hold Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the U.S.; or (n) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal income, U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

This discussion also does not address the tax treatment of entities or arrangements classified as partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons who hold Offered Shares through partnerships or such other pass-through entities. Partnerships and other pass-through entities that will hold Offered Shares, and the partners in such partnerships and other pass-through entities, should consult their own tax advisors regarding the tax consequences of the ownership and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” within the meaning of Section 1297(a) of the Code (a “PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company believes that it was not a PFIC for its most recently completed tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for its current tax year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of each subsidiary of the Company, if any, which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. If the Company were to be classified as a PFIC in any year that a U.S. Holder holds Offered Shares, the Company generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years, regardless of whether the Company continues to meet the income or asset test described above. An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to

U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Offered Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Offered Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Offered Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial.

U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax (currently at the rate of 24%) if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES PURSUANT TO THE OFFERING. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

INTERESTS OF EXPERTS

Allan Armitage, Ph.D., P.Geo., Ben Eggers, MAIG, P.Geo., Henri Gouin, P.Eng., Dale Mah, P.Geo. and Donald Gray, SME-RM are the authors of the technical report titled “Technical Report on the Huachocolpa Uno Mine Property, Huancavelica Province, Peru” dated March 27, 2025 with an effective date of December 31, 2024.

Allan Armitage, Ph.D., P. Geo., is the author of the technical report titled “Mineral Resource Estimate for the Pitarrilla Ag-Pb-Zn Project, Durango State, Mexico” dated March 15, 2023 with an effective date of October 6, 2022.

Dale Mah, P. Geo., Richard A. Schwering, P.G., SME-RM; and Donald P. Gray, P.E., SME-RM, prepared the technical reports titled “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico” dated December 14, 2022 with an effective date of November 9, 2022 and “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico” dated December 14, 2022 with an effective date of November 5, 2022.

Henry Kim, P. Geo., William Bagnell, P.Eng., James Tod, P.Eng., Alan Drake, P.L. Eng., Kirk Hanson, P.E., Paul Ivancie, P.G., Dale Mah, P. Geo. and Humberto Preciado, P.E. prepared the amended and restated technical report titled “NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico – Amended” dated May 15, 2023 with an effective date of September 9, 2021.

Richard A. Schwering, P.G., SME-RM prepared the updated mineral reserve and mineral resource estimates contained in the AIF for each of the Guanacevi Mine and the Bolañitos Mine.

To the best of the Company’s knowledge, other than Mr. Mah and Mr. Gray, the other experts named above did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports or afterwards, nor will they receive any such interest. As of the date of this Prospectus Supplement, Mr. Mah holds options to acquire 225,620 Common Shares, 14,970 restricted share units and 131,950 performance share units (each convertible into Common Shares), and Mr. Gray holds options to acquire 383,070 Common Shares, 28,370 restricted share units and 257,440 performance share units (each convertible into Common Shares).

KPMG LLP is the auditor of the Company and has confirmed with respect to the Company that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations under all relevant United States professional and regulatory standards.

LEGAL MATTERS

Certain legal matters in connection with the Common Shares offered hereby will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to United States legal matters and on behalf of the Agents by Skadden, Arps, Slate, Meagher & Flom LLP, as to U.S. legal matters.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is KPMG LLP, Chartered Professional Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3. KPMG LLP has reported to the Company that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	May 27, 2025

ENDEAVOUR SILVER CORP.

Common Shares

Warrants

Subscription Receipts

Debt Securities

Units

Endeavour Silver Corp. (the “Company” or “Endeavour”) may offer and issue from time to time common shares of the Company (“Common Shares”), warrants (“Warrants”) to purchase Common Shares or other Securities (as defined below), subscription receipts (“Subscription Receipts”) which entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares or Warrants of the Company or any combination thereof, debt securities (“Debt Securities”) or units (“Units”) consisting of two or more of the foregoing (all of the foregoing, collectively, the “Securities” and individually, a “Security”) or any combination thereof during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”) to this Prospectus. Securities may be also offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

1

Prospective investors should be aware that the acquisition, holding or disposition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is existing under and governed by the laws of the province of British Columbia and the federal laws of Canada, that some or all of the Company’s officers and directors are residents of Canada, that some or all of the experts named in the registration statement of which this Prospectus forms a part are not residents of the United States, and that a substantial portion of the assets of the Company and said officers, directors and experts are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” (each an “ATM Distribution”) as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement. The prices at which the Securities may be offered and sold may vary as between purchasers and during the period of distribution. In connection with any offering of Securities, subject to applicable laws and other than an ATM Distribution, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

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This Prospectus may qualify an ATM Distribution. No underwriter of an ATM Distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the at-the-market prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities. See “Plan of Distribution”.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the issue price, and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the designation, number and terms of the Common Shares or other Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the designation, number and terms of the Common Shares or Warrants receivable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of those numbers, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms of the release conditions, terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, terms for the refund of all or a portion of the purchase price for Subscription Receipts in the event the release conditions are not met and any other specific terms, (iv) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, whether the debt is senior or subordinated to the Company’s other liabilities and obligations, whether the Debt Securities will be secured by any of the Company’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered; and (v) in the case of Units, the terms of the component Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CDOR (the Canadian Dollar Offered Rate), SOFR (the Secured Overnight Finance Rate), EURIBOR (the Euro Interbank Offered Rate) or a U.S. federal funds rate.

As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below). See “Reliance on Exemptions for Well-Known Seasoned Issuers”. All information permitted under applicable laws, including as permitted under the WKSI Blanket Orders, to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will, except in respect of any sales pursuant to an ATM Distribution as contemplated by NI 44-102, be delivered to purchasers together with this Prospectus, such delivery to be effected in the case of United States purchasers through the filing of such Prospectus Supplement or Prospectus Supplements with the United States Securities and Exchange Commission (the “SEC”). Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus. This Prospectus may not be used to offer or sell Securities without the Prospectus Supplement which includes a description of the method and terms of that offering.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to or through underwriters or dealers and may offer and sell certain Securities directly to purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding Common Shares of the Company are listed for trading on the TSX under the symbol “EDR” and on the NYSE under the symbol “EXK”. On May 26, 2025, the closing price of the Common Shares on the TSX was $5.06 per share and the closing price of the Common Shares on the NYSE was U.S.$3.61 per share. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares of the Company will not be listed on any securities exchange. There is currently no market through which Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and the Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See “Risk Factors”.

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Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading “Certain Income Tax Considerations” as well as the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should also consult with their own tax advisors with respect to their particular circumstances.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investing in securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus and in the documents incorporated by reference in this Prospectus and consider such risks in connection with an investment in such securities. See “Risk Factors”.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Company by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and Dorsey & Whitney LLP, with respect to United States legal matters.

The Company’s head office is located at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5 and its registered office is located at 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia V6E 4E5.

Certain directors of the Company reside outside of Canada. The persons named below have appointed the following agent(s) for service of process:

Name of Person or Company	Name and Address of Agent
Directors: Margaret Beck Amy Jacobsen Mario Szotlender Ricardo M. Campoy	Endeavour Silver Corp. 1130-609 Granville Street, Vancouver, British Columbia Canada V7Y 1G5

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

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You should rely only on the information contained in or incorporated by reference in this Prospectus or contained in any applicable Prospectus Supplement in connection with an investment in the Securities. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “we”, “our”, “us”, “Endeavour” or the “Company” refer to Endeavour Silver Corp. and each of its material subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the offering and sale of the Securities, the planned use of proceeds from the sale of the Securities, planned exploration and development at the Property (as defined herein) and planned allocation of capital, the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. With respect to the forward-looking information contained in this Prospectus or documents incorporated by reference herein, the Company has made assumptions regarding, among other things:

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•	present and future business strategies;
•	the environment in which the Company will operate in the future, including the price of silver and gold;
•	anticipated cost and the ability to achieve goals;
•	the Company’s forecasted mine economics;
•	the reliability of mineral resource estimates;
•	the continuation of exploration and mining operations; and
•	no material adverse change in the market price of commodities.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the Company’s debt facility;
•	risks related to increased interest rates;
•	risks relating to precious and base metal price fluctuations;
•	fluctuations in the price of consumed commodities;
•	risks relating to fluctuations in the currency markets (particularly the Peruvian Sol, Mexican peso, Chilean peso, Canadian dollar and United States dollar);
•	risks related to the increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	risks relating to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control, and operating or technical difficulties in mineral exploration, development and mining activities;
•	risks related to inadequate insurance or inability to obtain adequate insurance;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company’s development activities will result in profitable mining operations;
•	risks relating to the adequacy or availability of infrastructure to support current or future mining developments;
•	uncertainty in the Company’s ability to fund the development of its mineral properties or the completion of further exploration programs;
•	risks relating to the Company’s reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
•	uncertainty as to the market price of silver or gold;
•	volatility of global financial markets and the Company’s share price;
•	uncertainty in the Company’s ability to obtain adequate financing for planned mine development and further exploration programs;
•	uncertainty in the Company’s ability to replenish current reserves and resources;
•	risks relating to our ability to acquire new projects and to successfully integrate the acquisitions;
•	risks related to the Company operating in foreign jurisdictions, including political, economic, and regulatory instability;
•	risks relating to changes in governmental regulations, changes to mining, environmental, tax and labour laws, among others, and the availability of licenses and permits and securing and maintaining mineral property concessions;
•	risks related to the potential impact of any tariffs, countervailing duties or other trade restrictions;
•	risks related to the Ukraine-Russia and Israel-Palestine conflicts;
•	risks related to mine closure and reclamation;
•	risks related to the impact of climate change;
•	risks related to health and safety hazards;
•	risks related to defects in title to the Company’s assets;
•	risks related to the Company’s mineral properties being subject to indigenous peoples’ claims;

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•	risks related to recruiting and retaining qualified personnel;
•	risks related to community relations;
•	risks relating to the Company’s officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	risks related to our reliance on third parties;
•	risks related to dilution;
•	risks related to differences in U.S. and Canadian reporting of mineral reserves and resources;
•	risks related to financial reporting standards;
•	risks related to potential weaknesses in internal control over financial reporting;
•	risks related to our status as a “foreign private issuer” under U.S. federal securities laws;
•	risks related to legal proceedings;
•	risks related to anti-corruption and anti-bribery laws;
•	risks related to compliance with Canada’s Extractive Sector Transparency Act and the United State’s Disclosure of Payments by Resource Extraction Issuers;
•	risks related to fradulent or illegal activity by employees, contractors or consultants;
•	risks related to our information systems and cyber security;
•	risks related to the use of technology and artificial intelligence systems;
•	risks relating to financial instruments;
•	risks related to the absence of a public market for some of the Securities;
•	risks related to the Company’s discretion over the use of proceeds;
•	risks related to unsecured debt securities; and
•	risks related to conducting operations in Peru.

This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements due to a variety of risk, uncertainties and other factors, including, without limitation, those referred to in this Prospectus and any Prospectus Supplement under “Risk Factors” and elsewhere in this Prospectus and any Prospectus Supplement and in the documents incorporated by reference herein. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTES TO UNITED STATES INVESTORS

We are permitted under the MJDS to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our annual financial statements, certain of which are incorporated by reference herein, in accordance with IFRS as issued by the IASB, and our interim financial statements, certain of which are incorporated by reference herein, in accordance with IFRS as issued by the IASB as applicable to interim financial reporting, and they therefore may not be comparable to financial statements of United States companies.

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S-K 1300”) under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). As an issuer that prepares and files its reports with the SEC pursuant to MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this Prospectus concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

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DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5, telephone: (604) 685-9775. These documents are also available through the internet on SEDAR+ (www.sedarplus.ca) and on EDGAR (accessed at www.sec.gov).

The following documents of the Company, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	the annual information form of the Company dated March 10, 2025 for the year ended December 31, 2024 (the “AIF”), filed March 11, 2025;

2.	the audited annual consolidated financial statements of the Company for the years ended December 31, 2024 and December 31, 2023 and the reports of the independent registered public accounting firm dated March 10, 2025, and filed March 11, 2025;

3.	the management’s discussion and analysis of the Company for the year ended December 31, 2024 dated March 10, 2025, and filed March 11, 2025 (the “Annual MD&A”);

4.	the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2025 and 2024, filed on May 13, 2025;

5.	the management’s discussion and analysis of the Company for the three months ended March 31, 2025, filed on May 13, 2025 (the “Interim MD&A” and collectively with the Annual MD&A, the “MD&A”);

6.	the technical report entitled “Technical Report On The Huachocolpa Uno Mine Property, Huancavelica Province, Peru” dated March 27, 2025, with an effective date of December 31, 2024 (the “Kolpa Technical Report”);

7.	material change report dated April 1, 2025 and filed April 2, 2025 with respect to the Company’s entrance into a share purchase agreement to acquire all of the outstanding shares of Minera Kolpa (“Kolpa”), a copper stream agreement with Versamet Royalties Corporation, and a bought deal financing; and

8.	the information circular dated April 11, 2025 with respect to the Company’s annual general meeting of shareholders to be held on June 3, 2025, filed April 24, 2025.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus, and before the termination of the offering, are deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report filed with or furnished to the SEC pursuant to the U.S. Exchange Act, after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K, only to the extent specifically stated therein).

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Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Company’s financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference”; (ii) the consents of the Company’s auditor and technical report authors; (iii) the powers of attorney from the directors and certain officers of the Company; and (iv) the form of indenture for Debt Securities. A copy of the form of debt or warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells Securities under the registration statement, the Company will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files and furnishes annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC. Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

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The Company’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Document Gathering and Retrieval System, or EDGAR, at www.sec.gov, as well as from commercial document retrieval services. The Company’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval, or SEDAR+, at www.sedarplus.ca. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR+ or EDGAR are neither incorporated in nor a part of this Prospectus.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “U.S. dollars” or “U.S.$” are to United States dollars.

Except as otherwise noted in the Company’s annual information form for the year ended December 31, 2024 and the Company’s financial statements and related management’s discussion and analysis of financial condition and results of operations of the Company that are incorporated by reference into this Prospectus (see “Documents Incorporated by Reference”), the financial information contained in such documents is expressed in United States dollars.

The high, low, average and closing exchange rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2024, December 31, 2023 and December 31, 2022, as quoted by the Bank of Canada, were as follows:

	Year ended	Year ended	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
High	1.4416	1.3875	1.3856
Low	1.3316	1.3128	1.2451
Average	1.3698	1.3497	1.3011
Closing	1.4389	1.3226	1.3544

On May 26, 2025, the exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.3731 (Cdn.$1.00 = U.S.$0.7283).

THE COMPANY

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico, Chile, Peru and the USA. The Company has three producing silver-gold mines, two in Mexico: the Guanaceví Mine in Durango acquired in 2004 and the Bolañitos Mine in Guanajuato acquired in 2007 and one in Peru: the Huachocolpa Uno Mine (the “Kolpa Mine”) located in Ayacucho. In addition to operating the operating mines, the Company is advancing the Terronera project in Jalisco, Mexico that is now in the commissioning stage with commercial production expected in Q3, 2025. Additionally, the Company is advancing the prospective Pitarrilla property in Durango State acquired in 2022 and the Parral properties in Chihuahua acquired in 2016.

The Company has several early stage exploration projects in Chile accumulated from 2012.

In 2021, the Company acquired the Bruner property, located in Nye County, Nevada, USA which is an exploration project that includes mineral claims, mining rights, property assets, water rights, and government authorizations and permits.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the Company’s AIF and the materials incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

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RECENT DEVELOPMENTS

On April 8, 2025, the Company completed a bought deal equity offering (the “Bought Deal”) for the issuance of a total of 11,600,000 Common Shares at a price of U.S.$3.88 per share, which raised net cash proceeds of $45 million. On April 16, 2025, the underwriters exercised the Bought Deal over-allotment option pursuant to which the Company issued an additional 1,285,000 Common Shares at a price of U.S.$3.88 per share.

On May 1, 2025, the Company announced it had completed the acquisition of all outstanding shares of Kolpa, a privately held silver-focused polymetallic mining company located in Huancavelica, Peru. The total consideration was approximately U.S.$145 million, comprising U.S.$80 million in cash, U.S.$65 million in Endeavour common shares, and up to U.S.$10 million in contingent payments based on mineral resource expansion targets (the “Transaction”). As part of the Transaction, Endeavour also assumed approximately U.S.$20 million in net debt.

On May 1, 2025, concurrently with the acquisition of Kolpa shares, Endeavour entered into a U.S.$35 million copper stream agreement with Versamet Royalties Corporation to help fund the cash portion of the Kolpa acquisition. Under the terms of the stream

•	Versamet will receive refined copper via LME Warrants, initially representing 95.8% of the copper produced.
•	Once 6,000 tonnes are delivered, the stream reduces to 71.85%, and after 10,500 tonnes, to 47.9%.
•	Versamet will pay 10% of the spot price per tonne, with the remaining 90% reducing the prepaid deposit.

This agreement includes security over the acquired entity and provides Versamet the right of first refusal on future streaming arrangements.

KOLPA MINE

Information relating to the Kolpa Mine is set out below. The “Summary” section of the Kolpa Technical Report is reproduced below and is subject to the assumptions, qualifications and procedures set out in therein. Readers should consult the full Kolpa Technical Report to obtain further particulars regarding the Kolpa Mine. Capitalized terms used in this section have the meanings assigned to them herein, or in the Kolpa Technical Report if not otherwise defined herein, and may differ from definitions of such terms used elsewhere in this Prospectus. The Kolpa Technical Report is available for review electronically on SEDAR+ (www.sedarplus.ca) under Endeavour’s issuer profile and is incorporated by reference in its entirety herein. All scientific and technical information in the following summary has been extracted from the Kolpa Technical Report, which was prepared by Allan Armitage, Ph. D., P. Geo., and Henri Gouin, P.Eng. of SGS, each of whom is a qualified person within the meaning of NI 43-101.

1       SUMMARY

1.1       Introduction

SGS was contracted by the Company to prepare a NI 43-101 Technical Report for the Huachocolpa Uno located in the districts of Huachocolpa and Santa Ana, in the province and department of Huancavelica, 490 km southeast of Lima, Peru. Huachocolpa Uno is currently an operating mine.

Endeavour is headquartered in Vancouver, British Columbia (1130 – 609 Granville Street Vancouver, B.C., Canada, V7Y 1G5) with management offices in Leon, Mexico and Durango, Mexico. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: EDR) and the New York Stock Exchange (NYSE: EXK).

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile and Nevada, USA. The Company’s operations are comprised of the Guanaceví and Bolañitos mines located in Durango, Mexico and Guanajuato, Mexico respectively. The Company is developing the Terronera project located in Jalisco State, Mexico (the “Terronera Project”). The Company is advancing several other exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

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The current technical report is authored by Allan Armitage, Ph.D., P. Geo., (“Armitage”), Ben Eggers, MAIG, P.Geo. (“Eggers”), and Henri Gouin, P.Eng. (“Gouin”) of SGS, and Dale Mah, P.Geo. (“Mah”) and Donald Gray, SME-RM (“Gray”) of (collectively, the “Authors”). Armitage, Eggers and Gouin are independent Qualified Persons as defined by NI 43-101. Mah and Gray are qualified person as defined by NI 43-101. However, they are not independent of the Company. Mah is Vice President, Corporate Development for Endeavour and Gray is Chief Operating Officer for Endeavour.

The current technical report complies with all disclosure requirements set out in the NI 43-101 – Standards of Disclosure for Mineral Projects. The current technical report will be used by Endeavour in fulfillment of their continuing disclosure requirements under Canadian securities laws, including National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The current technical report is written in support of the Agreement.

1.2       Property Description, Location, Access, and Physiography

The Property is located in Comihuasa, Huachocolpa District, Huancavelica Province, Huancavelica Department of Peru, approximately 490 km southeast of Lima and 74 km south of Huancavelica City. The approximate coordinates of the Mine are 501,780m E and 8,556,217m N, using the UTM_WGS84 datum, or Latitude 13°04’ S and Longitude 74°59’ W.

The current Property includes 144 mining rights consisting of: 1 beneficiation concession, 4 mining claims and 139 mining concessions. Kolpa wholly owns 100% in the mining rights. All mining rights are in good standing as of the effective date of this report. The total effective area of the mining concessions is 25,176.85 ha, and the total effective area of the beneficiation concession is 366.23 ha. A total of 63 of the mining rights are part of the Economic Administrative Unit (EAU) “Huachocolpa Uno”. The mining rights are in the districts of Huachocolpa and Santa Ana, provinces of Huancavelica and Castrovirreyna, respectively, and department of Huancavelica, Peru.

The current access from Lima is via the asphalted Carretera Central to Huancayo (302 km, 7 hours) and then via an asphalted road to Huancavelica (143 km, 3.5 hours), and finally from Huancavelica to Huachocolpa Uno (74 km, 2.5 hours).

An alternative from Lima is via the highway Panamericana Sur to San Clemente (227 km, 2.5 hours) and then via an asphalted road to Chonta (249 km, 5 hours), and finally from Chonta to Huachocolpa Uno (19 km, 1 hour).

The airport “Alfredo Mendivil Duarte” National Airport) is located nearest to the mine in Ayacucho in the department of Ayacucho, approximately 219 km to the east.

Ayacucho is a department of the Republic of Peru located in the south-central part of the country, in the Andean region, bordering Junín to the north, Cuzco to the northeast, Apurímac to the east, Arequipa to the south, Ica to the west and northwest with Huancavelica. With 14 inhabitants/km², it is the seventh least densely populated department, ahead of Pasco, Moquegua, Amazonas, Ucayali, Loreto and Madre de Dios. The Ayacucho department was founded on April 25, 1822.

With provinces on both sides of the Andes Mountain range (east and west), Ayacucho has an area of 43.8 thousand km², which in terms of extension is similar to that of Denmark or Estonia, and a population in 2007 of 613 thousand inhabitants.

Ayacucho (founded as San Juan de la Frontera de Huamanga on April 25, 1540, and called Huamanga until February 15, 1825) is a Peruvian city, is the capital of the Ayacucho district, of the province of Huamanga and of the department of Ayacucho. It is located on the eastern slope of the Andes Mountain range at an altitude of 2761 m above sea level and is characterized by a temperate and dry climate, with sunshine year-round. It has a total area of 100.37 km² and a total population (2020) of 228,427 inhabitants, with a density of 60 inhabitants/km².

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Kolpa’s operation includes the following main facilities.

•	Approximately, 1,800 tonnes per day (tpd) underground mine

•	Operational accesses

•	Offices and warehouses

•	Accommodations

•	Tailings Deposit “D”

•	Maintenance workshop

•	Power transmission line, high voltage, 60 kV

•	Kolpa’s 60 kV to 22.9 kV electrical substation.

•	Water Treatment Plant (NCD) and Mine Water Treatment Plant

•	Caudalosa Drinking Water Treatment Plant

•	Comihuasa Drinking Water Treatment Plant

•	Huachocolpa Uno processing stockpile platform

•	Huachocolpa Uno processing plant with capacity of approximately 1,800 tpd

•	Rublo waste dump

Huachocolpa Uno is in the eastern flank of the Western Cordillera of the Andes, or more precisely, in the inter-cordillera zone of the central Andes of Peru at an average elevation of 4,400 masl. The area is characterized by hillsides with steep to extremely steep slopes with frequent rocky outcrops, and colluvial or colluvial-alluvial deposits at the bottom of the slopes. Between the hillsides, there are flat-lying or sloping valley floor surfaces, formed by fluvial-glacial and morainic deposits.

The vegetation is present in lowlands with species such as Stipa, Festuca, Calamagrostis, Astragalus, Dystichia, and Scirpus with poor drainage and permanently wet soil formations (bofedales) with low potential for agricultural use, but generally used for grazing Andean camelids, sheep, and horses.

1.3       History

The first documented mining activity in the Huachocolpa District dates back to the chronicler Marco Jiménez de la Espada, 1586, who mentioned the Huachocolpa mine in Angaraes, with silver mineralization.

In the year 2000, the Raffo Group consolidated full ownership of the “Huachocolpa Uno” mining unit, including the administration and operation.

In 2016, the private equity fund Arias Resource Capital Management (ARCM), became a shareholder of Kolpa with an investment program of more than U.S.$ 100 million. ARCM provided valuable experience and technical and financial skills specialized in capitalization and value creation associated with the responsible and sustainable operation of mining assets.

ARCM is a private equity fund that invests in mining companies globally with a special focus on Latin America. ARCM is a non-public fund registered with the SEC. Among the investments made by ARCM are: Largo Inc. and Sierra Metals Inc. Such information can be found in Canada’s SEDI system.

In December 2016, Compañía Minera Kolpa S.A. acquired from Compañía de Minas Buenaventura S.A.A. fifteen mining concessions of the “Recuperada Mining Unit”, which have geological resources covering an area of 2,674.71 hectares. Through this agreement, Kolpa acquired 100% title to those mining concessions, including the integral and accessory parts, and everything that in fact and by law corresponds or could correspond to them, without any reservation or limitation, and without any additional payment for these and other concepts other than those established in the transfer agreement. (Source: second clause of the transfer contract dated December 29, 2016).

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Along with the acquisition of those mining concessions from Compañía de Minas Buenaventura S.A.A. (which resulted in Kolpa’s acquisition of the Patara and Escopeta projects), Kolpa received relevant geological and other technical information, such as samplings of underground and surface channels data, diamond drill hole results, IP/resistivity geophysical study and geological mapping for both projects.

Kolpa has operated the Huachocolpa Mining Unit since 2015 with two production zones differentiated by mining method: Underground mine in the Bienaventurada mine and Yen open pit. Additionally, the operation has two new zones named Chonta/Escopeta that will contribute to production in the following years.

Kolpa has operated the Huachocolpa Mining Unit since 2015 with two production zones differentiated by mining method: Underground mine in the Bienaventurada mine and Yen open pit. Additionally, the operation has two new zones named Chonta/Escopeta that will contribute to production in the following years.

Between 2012 to 2024, approximately 5.8 million tonnes of mineralization have been processed at the Huachocolpa Processing Plant.

1.3.1       Historical Mineral Resource Estimates

The MREs presented below were prepared for Kolpa and are considered historical in nature with respect to Endeavour. A qualified person has not done sufficient work to classify the historical resource estimates as current mineral resources or reserves and Endeavour is not treating the historical resource estimates presented here as current mineral resources or reserves. There are no current MREs for the Property. The historical estimates were prepared prior to the Agreement. Additional diamond drilling, underground channel sampling and mining has been conducted on the Property since the last historical MRE was completed. To upgrade historical estimates to current MREs, Endeavour will need to review all drill data and underground channel sampling completed to date, and revised all geological models, resource models and structural models as well as revised economic parameters for resource reporting. As well, Endeavour is planning on completing additional drilling on the Property before estimating new MREs.

The Property was the subject of an internal technical report in 2023 titled Huachocolpa Uno Preliminary Economic Assessment Project, Project Number 0094 which had an effective date of 31 March 2023 and a report date of 7 May 2024. The report was prepared for Kolpa. The technical report included open pit and underground MREs for 9 deposits on the Property, including Bienaventurada, EM Chonta, Tajo Yen, Escondida, Escopeta, Chonta, Teresita, Yen NE and Rublo. The combined MRE included a Measured + Indicated Mineral Resource of 5 Mt at 2.84 oz/t Ag, 3.07% Pb, 3.28% Zn and 0.24% Cu. In addition to the Measured + Indicated Mineral Resources, an Inferred Mineral Resource of 4.2 Mt at 3.16 oz/t Ag, 3.43% Pb, 3.25% Zn and 0.21% Cu is accounted for. The MRE was reported using all material (mineralization and waste) within resource shapes generated in MSO, and using geological criteria, resources were classified by mining method. NSR cut-off values of U.S.$34.20/t for underground methods and U.S.$23.30/t for Yen open cast resources, were used. Mineral resources are estimated using zinc price of U.S.$1.59/lb, lead price of U.S.$1.16/lb, copper price of U.S.$5.36/lb, and silver price of U.S.$31.20/oz. Metallurgical recoveries are based on recovery curves derived from historical processing data.

The MRE was revised in October 2024 (effective August 31, 2024) using an updated DDH and underground channel database (Table 1-1) and the same estimation methodology. The updated MRE included open pit and underground MREs for 11 deposits on the Property, including Bienaventurada, EM Poderosa, Tajo Yen, Escondida, Escopeta, Chonta, Teresita, Yen NE, Rublo, Coricancha and Pepito. Similar to the previous historical MRE, NSR cut-off values of U.S.$34.20/t for underground methods and U.S.$23.30/t for Yen open cast resources, were used.

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Table 1-1 Summary of Historical Mineral Resources – Huachocolpa Uno,
October 2024 (effective August 31, 2024)

		Grade				Contained Metal
Category	Tonnage	Ag	Pb	Zn	Cu	Ag	Pb	Zn	Cu
	(Mt)	(oz/t)	(%)	(%)	(%)	(Moz)	(Kt)	(Kt)	(Kt)
Measured	2.8	4.07	3.99	3.83	0.33	11.3	110.8	106.3	9.2
Indicated	3.5	2.92	3.06	3.07	0.24	10.1	105.7	106.1	8.3
Measured & indicated	6.2	3.43	3.47	3.41	0.28	21.4	216.5	212.4	17.5
Inferred	5.0	2.90	3.02	3.37	0.24	14.6	152.3	170.0	12.1

•	The MRE was performed using MineSight (MS) and Leapfrog. 3D vein shells were constructed in Leapfrog Geo, using geological sections, assays results (underground channels and DDH’s), lithological interpretation, underground mapping, and structural data. To determine the length of composites samples by domain, the statistic mode of the sample length was used. To correct outliers, the technique of dimensioning from Cumulative Probability Plot (CPP) graphs was applied.

•	Rotated block models of 1 x 3 x 3m were used for the Bienaventurada, Escopeta, Escondida, Teresita, Rublo, Yen NE and Chonta veins coinciding with the vein direction. For Yen Open Cast, unrotated block model of size 1 x 1 x 1 m was used. The reported grades were estimated using Ordinary Kriging (OK). The block models were validated using industry standard techniques. The resource classification criteria include the distance to the nearest drill hole and the number of samples.

•	High-grade assays were capped for Ag, Cu, Pb and Zn to limit the influence of a small number of outliers located in the upper tail of the grade distributions. The raw assays were limited prior to compositing. CPP plots commonly show outliers in the 98th to 99th percentile.

•	The Ag, Cu, Pb and Zn grades were estimated using ordinary kriging (OK) in all block models. Inverse distance weighting (IDW) and Nearest neighbour (NN) methodologies were used for estimation comparison and validation. The estimation was performed in four passes, the first one equal to 100% of the variogram range, the second equal to 150% of the variogram range, the third equal to 200% the variogram range, the fourth equal to 1000% variogram range.

•	In the block model, most of the veins were assigned the density value by interpolation by the ID method, while in the other veins that did not have a density measurement, the average density of the total data obtained was used (generally 2.90 to 3.00 9g/cm3).

•	The classification of the MRE is consistent with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standard definitions for mineral resources and reserves dated May 10, 2014 (CIM definitions, 2014).

•	For Bienaventurada Measured was estimated within drilling patterns 20m x 10m x 20m and includes channel sampling at 3m x 6m inside the mining developments levels and sublevels. Indicated was estimated within drilling patterns 40m x 20m x 40m and includes channel sampling at 6m x 12m for the mining development levels. Inferred was estimated with drilling patterns greater than 40m x 20m x 40m and maximum search distances at 70m x 46m x 13m in Bienaventurada.

•	For Escondida the drilling pattern and the search distances were the same; however, Escondida did not have channel samples, but only drilling information. Chonta, Escopeta and Rublo were mostly explored by development and channel sampling; no drilling data was available. Measured was defined by development drifts inside the deposit, with channel samples collected 2m x 1m x 6m (levels and sublevels). Indicated was defined by development drifts inside the deposit, with channel samples collected 2m x 1m x 12m (levels). Inferred was estimated with the same channels as Indicated resource with extension search distances 91m x 50m x 10m.

1.4       Geology and Mineralization

The Huachocolpa mining district is located on the eastern part of the Cordillera Occidental Mountain range and has a varied geomorphology. Altitudes vary between 4,200 masl and 5,000 masl and are characterized by rugged relief such as mountains, cliffs, and moderate to gentle slopes.

The Andean Cordillera developed as a result of the subduction of the Nazca oceanic plate that produced a compression from east-northeast to west-southwest, which led to a complex sequence of folds and thrusts that stretches along the west coast of Peru. Mountain development initiated in the late Triassic and continues to the present day.

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Regionally, the lithological sequences consist of a basement of moderately to strongly folded strata of Paleozoic age, such as pelitic sediments of the Excelsior Group (Devonian) to molasic sedimentation of the Mitu Group (Upper Permian); proceeding to Mesozoic sequences such as marine sedimentary sequences of the Pucara Group (Triassic-Jurassic) to continental and marine facies deposition of the Goyllarisquizga Group and the Chulec and Pariatambo formations, respectively; and, finally, affecting the early and middle Tertiary sequences which are unconformably overlain by late Tertiary volcanic and sedimentary rocks.

In the Huachocolpa area, the late Tertiary rocks are evidence of an important volcanic and plutonic belt and consist of large volumes of andesite, dacite and rhyodacite type composition that form an interpenetrated complex of domes, plug domes, dikes, flows and composite volcanoes. The intrusive rocks of the belt are represented by bodies such as the Cordillera Blanca batholith in northern Peru. In many locations in the Huachocolpa District the middle and late Miocene and Pliocene volcanic rocks are moderately to strongly propylitized and are cut by a broadly distributed system of Pb-Zn-Ag veins, generally steeply dipping to the east-west, west-northwest or east-northeast. The domes, flows, and breccias also are cut by a distinctive suite of discontinuous and somewhat irregular north-south-trending dacite-rhyodacite dikes and plug domes. In contrast to the rocks that they intrude these dikes and domes are virtually unaltered.

Huachocolpa is sited within the Central Cordillera of Peru along the central part in the recognized Miocene Polymetallic Mineral Belt, including deposits like Yauricocha, Corihuarmi, Marta, Pucajaja, Palkawanka, Julcani, Caudalosa Grande and El Milagro.

The mineralized Huachocolpa Uno deposit is on a sequence of Cenozoic volcanic rocks, belonging to the Huachocolpa Group, locally two units are recognized. At Huachocolpa Uno, Mesozoic sedimentary rocks, Cenozoic igneous rocks, and Tertiary volcano-sedimentary sequences, travertine and Quaternary deposits are identified.

Local structural context predominantly includes sub-vertical structures resulting from compressive stresses relating to the Andean Orogeny. Amongst these we identify the Chonta fault, the Huachocolpa fault, and several other local minor lineaments. Structural controls on mineralization result in well-developed arrays of ENE to NE trending mineralized vein-sets (such as the Bienaventurada vein-set structures). The structural pattern can repeat and extend over other nearby sets of differently oriented structures, resulting in adjoining sequences over-lapping so as to produce a form of `structural pairing. Such structural settings are observed hosting polymetallic mineralization.

During the Tertiary Andean Orogeny Quechua III Stage (4th and final phase), volcanic centers formed, and late minor intrusions occurred, which favored the occurrence of mesothermal to epithermal mineralization, characterized by argillic alteration aureoles.

At Huachocolpa Uno, hydrothermal alteration has been identified adjacent to the mineralized structures from centimeter up to one-meter-wide scale. Argillization, occurs in hypogene and supergene types where hypogene argillization is characterized by the assemblage of feldspars pervasively substituted by clay minerals, especially within the matrix. Silicification, with quartz replacing feldspars, silicification occurs mainly in the Caudalosa 1, Caudalosa 2, Esperanza, Marisol, and Diana vein systems.

Phyllic with a quartz-sericite and potassic alteration assemblage, with variable intensities of strong, moderate, and weak and irregularly distributed throughout the mine area, mainly in association with the Bienaventurada vein. Propylitization, with an epidote-chlorite-pyrite alteration assemblage, mainly observed in the slightly altered areas of the host volcanic rocks.

The above represent the styles of hydrothermal alteration identified in the Bienaventurada and Yen zones, as well as in all the mineralized zones of Huachocolpa Uno.

Regionally, Huachocolpa Uno is localized in the Metallogenic Belt of Central Peru into the Western Polymetallic Sub-province, with more than 150 mining projects with possibilities of discovering Ag-Pb-Zn-Cu-(Au) mineralization. In addition, Huachocolpa Uno is a Polymetallic Epithermal Low Sulfidation deposit, with vetiform style of mineralization occurring as fracture filling by hydrothermal solutions. Geological characteristics (host rock, metallic contents, hydrothermal alterations) are similar to neighboring mineralized deposits such as Recuperada, San Genaro, Caudalosa Grande, El Palomo, Dorita, amongst others.

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Likewise, Huachocolpa Uno contains several systems and multiple structures with different styles of mineralization, including Polymetallic Low Sulfidation Epithermal (LS), Precious Au- Ag LS Epithermal and possibilities of Precious Au-Ag High Sulfidation Epithermal (HS) and Au- Ag-(Cu) Skarn.

The Bienaventurada Vein represents a brecciated structure with mineralization occurring in the form of massive bands, patches, veins, blebs and disseminations composed principally of sphalerite, galena and tetrahedrite. The mineralization generally forms a matrix encompassing sub-angular breccia fragments composed of altered host volcanic rock.

The economic mineralization is composed of filler sphalerite, galena, chalcopyrite and gray copper in the form of massive, crustified, irregular bands, nuclei and disseminations. The gangue comprises of milky quartz, hyaline quartz, kaolin, pyrite, realgar, orpiment, barite, calcite, stibnite and gypsum. Clasts and inclusions of silicified and argilized rock are observed within the mineralized zones. Mineragraphic studies and scanning electron microscope determine the presence of minerals such as: marcasite, pyrrhotite, melnikovite, varieties of lead sulfosalts (bournonite, seligmanite, dufrenoysite, jordanite, gratonite), gray copper (thenantite, tetrahedrite, freibergite, argentotennantite), silver sulfosalts, etc. Microtextures that stand out the most are those of replacement followed by filler, simultaneous growth and coliform indicators.

The host rock is a porphyritic andesitic volcanic, with plagioclase phenocrysts, selectively altered to clay, in some sectors with phyllic alteration and weak to moderate argillic alteration observed adjacent to the phyllic zones. According to microscopic studies, it would be a porphyritic volcanic rock that has undergone a process of hydrothermal alteration. They have generally been altered by hot fluids passing through them, with which the polymetallic mineralization is associated. Argillic alteration, followed to a lesser extent by silicification, predominates on the surface.

Inside the mine there are halos of hypogene alteration made up of sericitization, argilization, silicification and mild potassic-adularia that are distributed indistinctly throughout the mine. Propyllitic alteration occurs in the weakly altered host rocks.

A selected sample was taken in TJ 856 of the Bienaventurada Este Techo 1 vein. This vein is an offshoot (or splay) off the Bienaventurada vein. The sample was collected for the study of fluid inclusions to determine the continuity of the mineralization and to help determine the orientation of mineralized shoots below the elevation 4330 masl. The economic mineralization occurs as: galena, sphalerite (mainly of the blonde blende variety), gray coppers and a lesser proportion of chalcopyrite. Gangue minerals are generally milky quartz in massive compact form filling the available structures; and also, in smaller quantities, hyaline quartz crystallized in small geodes.

The Rublo vein is the master vein in all of the Yen mineralized system. Relative to the rest of the veins, it moved dextrally normal, forming sigmoid or tensional veins like for example: Leticia vein, Fortuna vein, Fortuna Norte vein, Tapada and Tapada Norte vein.

Yen’s polymetallic mineralogy is similar across its length with variations in concentration. The hydrothermal fill concentrates massive white quartz and druse quartz, with barite and calcite. The observed mineralization textures of sphalerite, galena, argentiferous galena, chalcopyrite, pyrite, realgar, and orpiment, are massive, banded, stockwork and implosion breccia-like.

Mineralization at Huachocolpa Uno shows general geologic, structural and mineralogical characteristics of low sulfidation epithermal deposits.

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1.5       Exploration

Kolpa initiated exploration in 2016. Exploration methods have included geological mapping, surface channel sampling, and geophysics in addition to diamond drilling from surface and underground. Surface mapping programs were completed by Kolpa from 2018 to 2021, with surface geochemical sampling programs completed in 2019 to 2023, and a substantial geophysical program (resistivity, IP, magnetics) was completed in 2018. The Huachocolpa Uno Project has significant exploration potential with multiple exploration targets on the Property, classified as Near Mine, Brownfield, and Greenfield targets.

1.6       Drilling

The Huachocolpa Uno Project drilling database utilized for the estimation of historical resources has been limited to drilling completed between 2001 and 2024 by Compañía Minera Caudalosa S.A. and Compañía Minera Kolpa S.A. Effective December 31, 2024, the Huachocolpa Uno database contains results from over 716 drill holes totaling 187,131.71 m. All drill holes included in this dataset correspond to diamond core drilling methods.

Of the total drilling, over 594 holes were completed from underground workings within the Bienaventurada mine totaling 161,602.31 m, and over 112 holes were completed from surface at the Yen Project totaling 25,529.40 m. Compañía Minera Kolpa S.A. has completed over 556 holes for 153,45.65 m for diamond drilling. Only drilling annual meterage totals are available for 2023 and 2024 and exact drill hole counts are not currently available for these years.

In addition to diamond drilling, a total of 39,971 channel samples totaling 52,621 m were collected from 2004 to 2021. Of these, 38,677 channel samples (51,821 m, 96.8%) were collected at the Bienaventurada mine, 688 channel samples (533 m, 1.7%) were collected at the Chonta mine, 606 channel samples (267 m, 1.5%) were collected at the Escopeta project.

1.7       Mineral Processing and Metallurgical Testing

Metallurgical test work is limited for the Property. However, a process plant has been running successfully on the Property for a number of years. A summary of the processing plant performance since 2016 is provided in Table 1-2. The feed rate has increased since 2020. Concentrate production has accordingly increased.

The current process plant is suitable for continuing operations.

Table 1-2 Processing Plant Historical Record Performance

	2016	2017	2018	2019	2020	2021	2022	2023	2024
Tonnes Processed	283,714	283,445	326,005	400,117	455,564	593,545	631,455	661,535	686,503
Head Grade Ag (opt)	3.39	3.80	3.99	3.40	2.26	2.04	2.66	3.06	3.30
Head Grade Pb (%)	4.21	3.34	3.07	3.60	2.92	2.44	2.85	2.90	3.08
Head Grade Zn (%)	3.91	3.74	3.04	2.48	2.87	2.44	2.02	2.12	2.13
Head Grade Cu (%)	0.45	0.33	0.26	0.27	0.27	0.22	0.18	0.18	0.18
Recovery Ag (%)	81.36	81.40	82.92	90.67	89.21	86.58	85.35	89.14	89.88
Recovery Pb (%)	85.95	86.15	90.13	94.53	91.50	89.60	89.98	92.82	93.79
Recovery Zn (%)	84.85	80.96	81.96	81.40	84.84	82.99	82.15	83.91	85.82
Recovery Cu (%)	54.05	52.73	67.98	63.32	56.23	47.04	33.01	44.33	42.54
Produced Ag (oz)	783,664	853,849	1,070,030	1,237,452	863,159	1,049,111	1,431,962	1,805,663	2,037,053
Produced Pb (tonnes)	10,255	8,065	8,998	13,623	12,158	12,971	16,202	17,825	19,820
Produced Zn (tonnes)	9,415	8,394	8,052	7,943	11,011	12,028	10,488	11,746	12,554
Produced Cu (tonnes)	688	492	602	95	690	608	379	522	518
Produced AgEq (oz)	2,812,087	2,536,298	2,827,071	3,153,182	3,206,687	3,532,924	3,916,593	4,599,018	5,066,852

Note : AgEq Calculated using (Pb tonnes x $1,984 + Zn tonnes x $2,755 + Cu tonnes x $9,369)/$26) + Ag oz

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1.8       Mineral Resource Estimate

There are no current Mineral Resource Estimates on the Property

1.9       Mineral Reserve Estimate

There are no current Mineral Reserve Estimates on the Property

1.10       Mining Methods

Kolpa has operated the Huachocolpa Uno mining property since 2015, with two distinct production areas: the Bienaventurada underground mine and the Yen open pit. Average production is approximately 1,200 tpd from underground operations and 300 tpd from the open pit.

Mine production at the Bienaventurada underground mine uses a combination of longhole stoping, with stope heights ranging from 8 to 11 m, and conventional cut-and-fill mining with 2 m vertical cuts. Mechanized equipment is used primarily for mucking material from development headings and stopes. Both methods are backfilled with waste rock generated from development and stoping activities, placed using mechanized equipment. Waste rock from development is sufficient to meet backfill requirements; no material is backhauled from the surface. Current underground operations reach depths of up to 500 m. Mineralization is hauled to surface and transported to the processing plant, located approximately 3 km from the portal.

The Yen open pit is mined using conventional mechanized methods with 15 m³ or 30-tonne dump trucks. The pit is designed with 5 m high benches, a 45° inter-ramp angle, and 6 m-wide one-way ramps. Two access ramps connect the pit to the processing plant for haulage.

The Property is an operating mine, and production is expected to continue. The mining methods in use are appropriate for sustained operations.

1.11       Recovery Methods

Kolpa conducts exploration, exploitation and beneficiation of polymetallic minerals with high contents of lead, silver, zinc and copper, to produce and market concentrates of copper (Cu), lead (Pb) and zinc (Zn).

New and replacement processing equipment procurement is progressing to expand milling capacity from 1,800 tpd to 2,500 tpd.

The following sections describe the 1,800 tpd processing flowsheet and the flowsheet for the expansion to 2,500 tpd, including equipment, key consumables and utilities for the concentrator at the Huachocolpa Unit.

The existing concentrator plant beneficiates the polymetallic mineralized material using a conventional selective flotation process to obtain a bulk concentrate that is subsequently separated into lead-copper and zinc concentrates. The concentrator plant performs the following processes:

•	Crushing.

•	Grinding and classification to the pulp.

•	Bulk flotation Cu-Pb-Ag.

•	Separation Pb-Cu.

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•	Flotation Zn.

•	Thickening and filtering of the Zn, Pb and Cu concentrates.

•	Classification, transport and tailings disposal.

The current process design is suitable for continued operation on the Property.

1.12       Project Infrastructure

The Huachocolpa Uno Mining Unit has sufficiently sized and maintained infrastructure to conduct mining activities responsibly and sustainably as well as socially and environmentally compliant.

1.12.1       Access and Roads

The Huachocolpa Uno Mining Unit is easily accessible from Lima and any other city on the Peruvian coast, also from the center of the country, through paved national public roads. The last stretch of 19 km is on a departmental road, which the Regional Government maintain in good condition, that reaches the Mining Unit entrance; Kolpa has constructed gravel roads and paved roads to access the Mine, Plant, tailing facilities, waste dumps and other facilities.

1.12.2       Power

The electricity is supplied via the national power grid form major producers through long-term contracts. These long-term supply contracts are being extended until December 2025.

To supply power to the Mining Unit, KOLPA acquired a 60-kV line that transports energy from Huancavelica to the substation that Kolpa constructed and reduces energy from high voltage 60 kV to medium voltage in 22.9 kV. The average monthly electricity consumption of the Mining Unit is 5.5 KWH. The Mine consumes approximately 60% and the Concentrator Plant approximately 40%.

Three backup diesel generators with total 1.5 MW capacity of are maintained and available.

The existing power systems are suitable to meet the requirements for the 2,500 tpd expansion.

1.12.3       Water Supply

The project has four water-use licenses that include consumption purposes (0.6 L/s and 0.55 L/s), mining (1,034 L/s) and industrial (15 L/s) mainly from springs (Bienaventurada 1, 2 Bienaventurada 3, Chipchilla, Poderosa, Rublo) and the Escalera River. In recent years the water for the mining operations is recirculated from the Centralized Pumping System inside the underground mine, where water infiltrating into the operating areas is directed to the treatment sumps located at level NV 4230. In these sumps, the suspended solids are removed, and the pH is adjusted; some water is reused for the equipment operation, and for drilling, dust control and concrete and shotcrete supply some water is pumped to the surface for treatment at mine water treatment plant (NCD Plant) to ensure effluent compliance limits are met.

Water treated at the NCD Plant is used at the Concentrator Plant and any excess is discharged into the river, at the V-01 discharge point, complying with the standards and a permit limit approved by the environmental authorities. Due to the large amount of water reuse, water consumption from natural sources is very low and mainly for human consumption.

The plan is to increase the water treatment plant capacity to 120 L/s for the 2,500 tpd expansion.

1.12.4       Waste Dump

The Project currently uses the Rublo Alto waste deposit to deposit waste material not used as backfill in the mine; this waste deposit has a capacity of 575,812 m3 and the DD-15 waste deposit has a storage capacity of 415,000 m3. Additionally, permits were applied for the construction and operation of DD-01 with a capacity of 791,340 m3 and DD-60 with a capacity 337,710 m3, DD-61 with a capacity 419,466 m3. The waste dump projects to meet the life-of-mine waste generation.

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1.12.5       Mineral Stockpile

The mineral extracted from the Mine is transported to the stockpile area located in Comihuasa, for classification and blending prior to delivery to the concentrator plant. The stockpile location has an area of 10,000 m2 and an approximate storage capacity of 30,000 tonnes.

1.12.6       Tailing Storage Facilities

The tailing storage facilities planned for the LOM are designated as “D” and “C”. The tailing deposit “D” built in 2018 has been designed in five stages for a total life of 12 years at current production levels.

Engineering studies have been undertaken for each TSF project. The Stage IV study was completed in January 2022.

The tailing deposit “C” had a storage capacity for six (6) months with the current production levels. Deposit “C” has environmental permits and controls and serves as a contingency for the operation. The deposited tailings are thickened and cycloned.

Design concepts have been prepared for future expansions to phases VI, VII and VIII. The need for these expansions will include plans for using tailing to prepare backfill for the underground mine once the paste fill plant is constructed.

1.12.7       Buildings

The buildings and facilities for the Huachocolpa Uno Mining Unit are built along the Escalera River ravine, in two well-defined areas:

•	In the area called Caudalosa, where the Bienaventurada mine is located, the facilities include warehouses, explosives magazines, workshops, offices, dining rooms, and camps. The Caudalosa camp will be expanded to accommodate a maximum 1,200 workers for the 2,500 tpd expansion.

•	In the area called Comihuasa, facilities include the concentrator plant, tailings “D” and “C”, mineral stockpile, Kolpa electrical substation, fuel station, water treatment plant, tailing thickener, drinking water treatment plant, workshops, medical center, chemical laboratory, metallurgical laboratory, offices and camps. The camp will be expanded to accommodate 500 workers for the 2,500 tpd expansion.

Current site infrastructure is suitable for continuing operations.

1.13       Market Studies and Contracts

Endeavour has reviewed market studies for commodities and price outlook. The long-term markets for lead, zinc, copper, and silver are influenced by demand growth in industries like construction, electronics, renewable energy, and electric vehicles (EVs), as well as supply constraints, geopolitical factors, and environmental regulations. The outlook for lead is likely to remain relatively stable, while zinc could see moderate increases due to supply constraints. Copper demand is expected to grow due to structural supply deficits and silver prices are likely to trend upwards in the long term due to industrial demand, and its role as a hedge against inflation. The Authors have reviewed the studies and analysis. It is the Authors’ opinion that the results support the long-range pricing assumptions and other marketing premises used in the current technical report.

Zinc prices are currently in the range of U.S.$ 1.30–1.47/lb, having reached a 2022 high of U.S.$ 2/lb in April 2022.

Smelter treatment charges (TCs) have experienced a volatile market over the last 16 months, with zinc supplies in deficit, leading to lower smelter spot treatment charges (and in some limited cases, negative TCs). As of the last quarter of 2024, zinc supply appears to be in a deficit situation for the near term and stabilizing in the longer term.

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Existing sales agreements are expected to continue in the near term and may require updating upon expiry.

Lead prices are currently in the range of U.S.$ 0.90 – 1.10/lb.

As stated above, although lead is not in the same supply deficit as zinc, treatment charges have experienced volatility to lower prices over the last 16 months, but existing sales agreements are expected to continue in the near term.

Transport and shipping costs are the same as those for the zinc concentrates. No lead smelter is currently operational in Peru, so it is presumed that the concentrates referred to in this study will be shipped to Asia.

Copper prices over the last 18 months range from U.S.$ 4.00 – 5.05/lb.

Copper prices have shown a strong performance in international markets. The copper market is exhibiting a long-term supply deficit, and the same volatility exists in smelter charges as for zinc and lead.

The metal prices used for the mining inventory estimation are from projections considered reasonable by Kolpa. Table 19-1 presents the metal prices used in the economic analysis derived from JP Morgan data.

Kolpa has a number of contracts in place with international commodity traders.

Treatment and refining charges for lead-silver-gold concentrates as well as zinc concentrates have been estimated in accordance with Kolpa’s current agreement with international traders.

The main assumptions are:

•	Transportation Cost is U.S.$48/tonne of concentrate.

•	Treatment Cost for the Concentrate of Zinc assumed for the LOM is U.S.$150 per tonne

•	Treatment Cost for the Concentrate of Lead assumed for the LOM is U.S.$101 per tonne

•	Refining Cost for the Silver in the Lead Concentrate assumed for the LOM is U.S.$32 per tonne

•	Treatment Cost for the Concentrate of Copper is assumed for the LOM is U.S.$108 per tonne.

•	Refining Cost for the Silver in the Copper Concentrate assumed for the LOM is U.S.$101 per tonne.

•	Refining Cost for the Copper in the Copper Concentrate assumed for the LOM is U.S.$55 per tonne.

A summary of the payability factors, treatment/refining charges (TC/RC) and penalties for Zn concentrate, is contained in Table 19-2, Table 19-3 and Table 19-4 of the Kolpa Technical Report.

Regarding concentrate quality, it is noted that the metal contents have generally been constant for the lead, copper and zinc.

1.14       Environmental, Permitting and Social Considerations

Kolpa conducts its mining and production activities within the EAU, in full compliance with Peruvian environmental and metallurgical regulations. The company prioritizes health and safety, environmental protection, cultural heritage preservation, and sustainable development.

Mining in Huachocolpa Uno dates back to colonial times. In the mid-20th century, with support from the Mining Bank of Peru, the Huachocolpa Mineral Concentrator Plant S.A. (Comihuasa) was established, driven by contributions from small mining companies, including Caudalosa.

Today, Kolpa extracts polymetallic minerals from the Bienaventurada vein using underground mining methods such as Cut and Fill and Sublevel Stoping. The process includes exploration, drilling, blasting, hauling, and transportation from the Bienaventurada mine to the Comihuasa concentrator plant.

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At the concentrator plant, the mill feed undergoes selective flotation through crushing, grinding, flotation, thickening, and filtering to produce lead, zinc, and copper concentrates with silver content. These concentrates are then transported in covered vehicles for commercialization.

Kolpa recognizes the importance of building transparent and trusting relationships with the local communities in its area of influence. The company is committed to fostering strategic alliances between Kolpa, the State, and local communities to promote sustainable development.

As part of this commitment, Kolpa prioritizes:

•	Maintaining open dialogue and mutual respect with local communities.

•	Fulfilling social commitments and continuously supporting community development programs.

•	Delivering both short- and long-term benefits to the communities in its area of influence.

Focus on the Huachocolpa Community

Kolpa’s mining operations take place in the Huachocolpa district, where surface lands are owned by the local community (“comunidad campesina”). This community consists of nine annexes and is governed by a central leadership body.

Given this structure, Kolpa’s social programs are primarily focused on supporting the Huachocolpa community, including the successful implementation of several development initiatives.

1.15       Recommendations

The Huachocolpa Uno Mine property contains significant historical open pit and underground mineral resources that are associated with well-defined mineralized trends and geological models. The mine is currently in production and has been operated privately under fully consolidated ownership since 2000. Between 2012 to 2024, approximately 5.8 million tonnes of mineralization have been processed at the Huachocolpa Processing Plant.

Additional work is recommended to upgrade historical mineral resources to current NI 43-101 compliant mineral resources, and to optimize the operation and improve margins.

1.15.1       Mineral Resource Estimate

•	Review the current drill hole and underground channel sampling data and QA/QC data completed to date, revise geologic models, mineral resource models and structural models, and estimate mineral resources using the updated data, models and updated metal prices, recoveries and economic parameters, such as current mining and processing costs and G&A costs.

1.15.2       Mining

•	Complete infill drilling plans to convert Inferred resources to Indicated or Measured and possibly add new areas to the mining inventory.

•	Evaluate increasing the Sub-level stoping percentage of total mine production. Trial mining had been undertaken in Bienaventurada to demonstrate the viability of increasing the sublevel designed height to 14 meters, which increases productivity while reducing operating costs. This concept can be applied to other veins as well.

•	Complete a paste backfill study including tailing characterization and strength test work, paste plant design, reticulation system design, and capital and operating cost estimates.

•	Complete a life of mine (LOM) plan that includes updated cut-off values, potential mineralized material sorting benefits, paste backfill, and incorporates geotechnical parameters developed in the ground control management plan for estimating mineral reserves.

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•	Complete an updated ground control management plan that defines level spacing and stope dimensions, development offsets, and ground support standards.

1.15.3       Metallurgy and Processing

•	Complete a technical and economic evaluation of the mineralized material sorting concept to upgrade mill head grade.

•	Perform multi-element analyses for different vein system to fully understand the mineralization.

•	Conduct metallurgical testing for the different vein and mineral sources to improve recovery and understand how other metals such as gold could be recovered and improve the NSR and lower cut-off values.

•	Conduct a comprehensive risk-based review of the tailing facility and plans to convert from a conventional subaerial deposition to a filtered tailing deposition.

•	Update the existing tailing facility design and operating parameters to mitigate risks identified, ensure stability and maximize tailing storage volume using the current facility.

Table 1-3 summarized the estimated cost for the recommended future work on Huachocolpa.

Table 1-3 Huachocolpa Uno Mine 2025-2026 Work Plan Budget

2025-2026
Item	Unit	Cost
Data compilation and review, geology and resource modeling, resource estimation, NI 43-101 Technical Report	1	$80,000 - $100,000
Infill Diamond Drilling	26,000m - 30,000m	$2,800,000 - $3,300,000
Infill Drilling Assays	7,000 - 8,000	$315,000 - $360,000
Geological Compilation and Resource Estimation	1	$250,000 - $300,000
Paste Backfill Study	1	$300,000 - $500,000
LOM Plan	1	$200,000 - $300,000
Ground Control Management Plan	1	$300,000 - $350,000
Mineralized Material Sorting Economic Analysis	1	$80,000 - $120,000
Multi-Element Analyses	1	$100,000 - $150,000
Metallurgical Testing	1	$200,000 - $400,000
Tailing Facility Risk Review	1	$120,000 - $150,000
Tailing Facility Design	1	$600,000 - $800,000
Total:		$5,345,000 - $6,830,000

 USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including, without limitation, the following anticipated purposes:

•	to fund the construction and development of the Terronera mine;
•	advancement of the Pitarrilla property;
•	to assess potential development stage mineral properties for acquisition;
•	to fund the potential acquisition of other development stage mineral properties; and
•	for continued exploration on the Company’s various existing mineral properties.

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Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

Other than as disclosed in this Prospectus or the documents incorporated by reference herein, there have been no material changes in the share and loan capital of the Company since March 31, 2025 to the date of this Prospectus.

During the period covering April 1 to May 27, 2025, the Company issued 256,000 Common Shares pursuant to the exercise of stock options.

On April 8, 2025, the Company issued 11,600,000 Common Shares at a price of U.S.$3.88 per share for proceeds of U.S.$45 million pursuant to the Bought Deal. On April 16, 2025, the Company issued an additional 1,285,000 Common Shares at a price of U.S.$3.88 per share for proceeds of U.S.$5 million pursuant to the Bought Deal following the exercise of the over-allotment option by the underwriters.

On May 1, 2025, the Company issued 14,075,357 Common Shares pursuant to the Transaction.

As of the date of this Prospectus, there were 289,540,220 Common Shares issued and outstanding, as well as 5,898,968 Common Shares reserved for issuance pursuant to outstanding stock options, deferred share units and performance share units. The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capital of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

EARNINGS COVERAGE RATIOS

If the Company offers any Debt Securities having a term to maturity in excess of one year under a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.

DIVIDEND POLICY

The Company has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the foreseeable future. The Company’s board of directors may, however, declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the board of directors considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on the Company’s capital requirements, results of operations and such other factors as the board of directors considers relevant.

DESCRIPTION OF COMMON SHARES

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As at the date of this Prospectus, there are 289,540,220 Common Shares issued and outstanding.

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

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DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants, or for the purchase of debt securities, or debt warrants.

We may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces of Canada that it will not distribute warrants that, according to the aforementioned terms as described in the prospectus supplement for warrants supplementing this prospectus, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces of Canada where the warrants will be distributed.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering of warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions after we have entered into it. If applicable, the Company will file with the SEC any warrant indenture or warrant agency agreement as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) in Canada will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

The particular terms of each issue of warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of warrants;

•	the price at which the warrants will be offered;

•	the currency or currencies in which the warrants will be offered;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

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•	the number of Common Shares or debt securities that may be purchased upon exercise of each warrant and the price at which and currency or currencies in which the Common Shares or debt securities may be purchased upon exercise of each warrant;

•	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of securities that may be purchased, (ii) the exercise price per security or (iii) the expiry of the warrants;

•	whether we will issue fractional shares;

•	whether we have applied to list the warrants or the underlying securities on any exchange;

•	the designation and terms of any securities with which the warrants will be offered, if any, and the number of the warrants that will be offered with each security;

•	the date or dates, if any, on or after which the warrants and the related securities will be transferable separately;

•	whether the warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material U.S. and Canadian federal income tax consequences of owning the warrants; and

•	any other material terms or conditions of the warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue subscription receipts, which will entitle holders thereof to receive, upon satisfaction of certain Release Conditions (as defined herein) and for no additional consideration, Common Shares, warrants or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the subscription agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the securities regulatory authorities in Canada after it has entered into it. If applicable, the Company will file with the SEC any Subscription Receipt Agreement as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of subscription receipts being offered;

•	the price at which the subscription receipts will be offered;

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•	the designation, number and terms of the Common Shares, warrants or a combination thereof to be received by the holders of subscription receipts upon satisfaction of the Release Conditions, and any procedures that will result in the adjustment of those numbers;

•	the conditions (the “Release Conditions”) that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants or a combination thereof;

•	the procedures for the issuance and delivery of the Common Shares, warrants or a combination thereof to holders of subscription receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants or a combination thereof upon satisfaction of the Release Conditions;

•	the identity of the Escrow Agent;

•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, warrants or a combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

•	if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

•	procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•	any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of Endeavour to purchase the subscription receipts in the open market by private agreement or otherwise;

•	whether we will issue the subscription receipts as global securities and, if so, the identity of the depository for the global securities;

•	whether we will issue the subscription receipts as bearer securities, as registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other Endeavour securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether we will apply to list the subscription receipts on any exchange;

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•	material U.S. and Canadian federal income tax consequences of owning the subscription receipts; and

•	any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipt. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the subscription receipt upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipt under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipt under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, shareholders of Endeavour. Holders of subscription receipts are entitled only to receive Common Shares, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price thereof and all or a portion of the pro rata share of interest earned or income generated thereon, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common shares or warrants may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the subscription receipts, without the consent of the holders of the subscription receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

The foregoing summary of certain of the principal provisions of the securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable prospectus supplement under which any securities are being offered.

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DESCRIPTION OF DEBT SECURITIES

In this description of debt securities, “we”, “us”, “our” or “Endeavour” refer to Endeavour Silver Corp., but not to our subsidiaries. This section describes the general terms that will apply to any debt securities issued pursuant to this prospectus. We may issue debt securities in one or more series under an indenture to be entered into between us and one or more trustees. Such indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). A copy of the form of indenture relating to the debt securities has been or will be filed as an exhibit to Endeavour’s registration statement filed with the SEC. The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, prospective investors should refer to the indenture and the terms of the debt securities, once it has been entered into. If debt securities are issued, we will describe in the applicable prospectus supplement the particular terms and provisions of any series of the debt securities and a description of how the general terms and provisions described below may apply to that series of the debt securities. Prospective investors should rely on information in the applicable prospectus supplement and not on the following information to the extent that the information in such prospectus supplement is different from the following information.

We may also issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

General

The indenture will not limit the aggregate principal amount of debt securities that we may issue under the indenture and will not limit the amount of other indebtedness that we may incur. The indenture will provide that we may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our unsecured obligations. The indenture will also permit us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement for any series of debt securities that we offer will describe the specific terms of the debt securities and may include, but is not limited to, any of the following:

•	the title of the debt securities;

•	the aggregate principal amount of the debt securities;

•	the percentage of principal amount at which the debt securities will be issued;

•	whether payment on the debt securities will be senior or subordinated to, or rank pari passu with, our other liabilities or obligations;

•	whether the payment of the debt securities will be guaranteed by any other person;

•	the date or dates, or the methods by which such dates will be determined or extended, on which we may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which we will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;

•	whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which we will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

•	the place or places we will pay principal, premium, if any, and interest, if any, and the place or places where debt securities can be presented for registration of transfer or exchange;

•	whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

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•	whether we will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder and the terms and conditions of such redemption;

•	whether we may redeem the debt securities at our option and the terms and conditions of any such redemption;

•	the denominations in which we will issue any registered debt securities, if other than denominations of U.S.$2,000 and any multiple of U.S.$l,000 in excess thereof and, if other than denominations of U.S.$5,000, the denominations in which any unregistered debt security shall be issuable;

•	whether we will make payments on the debt securities in a currency or currency unit other than U.S. dollars or by delivery of our Common Shares or other property;

•	whether payments on the debt securities will be payable with reference to any index or formula;

•	whether we will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

•	whether we will issue the debt securities as unregistered securities (with or without coupons), registered securities or both;

•	the periods within which and the terms and conditions, if any, upon which we may redeem the debt securities prior to maturity and the price or prices of which and the currency or currency units in which the debt securities are payable;

•	any changes or additions to events of default or covenants;

•	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;

•	whether the holders of any series of debt securities have special rights if specified events occur;

•	any mandatory or optional redemption or sinking fund or analogous provisions;

•	the terms, if any, for any conversion or exchange of the debt securities for any other securities;

•	rights, if any, on a change of control;

•	provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require us to repurchase the debt securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or we have a change of control.

We may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and offer and sell these securities at a discount below their stated principal amount. We may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable prospectus supplement.

We may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

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Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, our debt securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the indenture. The debt securities will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries.

Our Board may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable prospectus supplement, a series of the debt securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in the applicable prospectus supplement relating to such series. We anticipate that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the trustee or any paying agent for the debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

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We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Discontinuance of Depositary’s Services

If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of the debt securities in definitive form in exchange for a global security representing such series of the debt securities. If an event of default under the indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the trustee. In addition, we may at any time and in our sole discretion determine not to have a series of the debt securities represented by a global security and, in such event, will issue a series of the debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.

Debt Securities in Definitive Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof and unregistered securities will be issuable in denominations of U.S.$5,000 and integral multiples of U.S.$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than global securities) will be made at the office or agency of the trustee, or at our option we can pay principal, interest, if any, and premium, if any, by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions set forth in the indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

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We shall not be required to:

•	issue, register the transfer of or exchange any series of the debt securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of the debt securities to be redeemed and ending on the relevant redemption date if the debt securities for which such issuance, registration or exchange is requested may be among those selected for redemption;

•	register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•	exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption with written instructions for payment consistent with the provisions of the indenture; or

•	issue, register the transfer of or exchange any of the debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Events of Default

Unless otherwise specified in the applicable prospectus supplement relating to a particular series of debt securities, the following is a summary of events which will, with respect to any series of the debt securities, constitute an event of default under the indenture with respect to the debt securities of that series:

•	we fail to pay principal of, or any premium on, any debt security of that series when it is due and payable;

•	we fail to pay interest or any additional amounts payable on any debt security of that series when it becomes due and payable, and such default continues for 30 days;

•	we fail to make any required sinking fund or analogous payment for that series of debt securities;

•	we fail to comply with any of our other agreements in the indenture that affect or are applicable to the debt securities for 90 days after written notice by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the outstanding debt securities of any series affected thereby;

•	certain events involving our bankruptcy, insolvency or reorganization; and

•	any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series, subject to any subordination provisions, may require us to repay immediately:

•	the entire principal and interest and premium, if any, of the debt securities of the series; or

•	if the debt securities are discounted securities, that portion of the principal as is described in the applicable prospectus supplement.

If an event of default relates to events involving our bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement. If debt securities are discounted securities, the applicable prospectus supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

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Other than its duties in case of a default, the trustee is not obligated to exercise any of the rights or powers that it will have under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in aggregate principal amount of all series of debt securities affected by an event of default may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

We will be required to furnish to the trustee a statement annually as to our compliance with all conditions and covenants under the indenture and, if we are not in compliance, we must specify any defaults. We will also be required to notify the trustee as soon as practicable upon becoming aware of any event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of the affected series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

•	the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

Defeasance

When we use the term “defeasance”, we mean discharge from some or all of our obligations under the indenture. Unless otherwise specified in the applicable prospectus supplement, if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at our option:

•	we will be discharged from the obligations with respect to the debt securities of that series; or

•	we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to us.

If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

To exercise our defeasance option, we must deliver to the trustee:

•	an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of the affected series will not recognize a gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

•	an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of the affected series will not recognize income, or a gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

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•	a certificate of one of our officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If we are to be discharged from our obligations with respect to the debt securities, and not just from our covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before we may exercise our defeasance option:

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the debt securities of the affected series;

•	we are not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of all series affected by the modification. However, without the consent of each holder affected, no modification may:

•	change the stated maturity of the principal of, premium, if any, or any installment of interest, if any, on any debt security;

•	reduce the principal, premium, if any, or rate of interest, if any, or any obligation to pay any additional amounts;

•	reduce the amount of principal of a debt security payable upon acceleration of its maturity;

•	change the place or currency of any payment;

•	adversely affect the holder’s right to require us to repurchase the debt securities at the holder’s option;

•	impair the right of the holders to institute a suit to enforce their rights to payment;

•	adversely affect any conversion or exchange right related to a series of debt securities;

•	reduce the percentage of debt securities required to modify the indenture or to waive compliance with certain provisions of the indenture; or

•	reduce the percentage in principal amount of outstanding debt securities necessary to take certain actions.

The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as only that series is concerned, past defaults under the indenture and compliance by us with certain provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

We may modify the indenture without the consent of the holders to:

•	evidence our successor under the indenture;

•	add covenants or surrender any right or power for the benefit of holders;

•	add events of default;

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•	provide for unregistered securities to become registered securities under the indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding securities;

•	establish the forms of the debt securities;

•	appoint a successor trustee under the indenture;

•	add provisions to permit or facilitate the defeasance or discharge of the debt securities as long as there is no material adverse effect on the holders;

•	cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any;

•	comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the indenture under the Trust Indenture Act; or

•	change or eliminate any provisions where such change takes effect when there are no securities outstanding under the indenture.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The trustee under the indenture or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture may contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

Resignation of Trustee

The trustee may resign or be removed with respect to one or more series of the debt securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the “trustee” may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee.

Consent to Service

In connection with the indenture, we will designate and appoint Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711 as our authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the debt securities that may be instituted in any U.S. federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

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Enforceability of Judgments

Since substantially all of our assets, as well as all or a substantial portion of the assets of some of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on the debt securities, may not be collectible within the United States.

We have been advised that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought against us in a court of competent jurisdiction in the Province of British Columbia on any final and conclusive judgment in personam of any federal or state court located in the State of New York, or a New York Court, which is subsisting and unsatisfied for a sum certain with respect to the enforcement of the indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia (and submission by us in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (2) proper service of process in respect of the proceedings in which such judgment was obtained was made in accordance with New York law; (3) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of British Columbia, the federal laws of Canada or contrary to any order made by the Attorney General of Canada and under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (4) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors’ rights, including bankruptcy, reorganization, winding-up, moratorium and similar laws, and does not constitute, directly or indirectly, the enforcement of foreign laws which a court in the Province of British Columbia would characterize as revenue, expropriatory or penal laws; (5) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; (6) the action to enforce such judgment is commenced within the appropriate limitation period; (7) interest payable on the debt securities is not characterized by a court in the Province of British Columbia as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); and (8) the judgment does not conflict with another final and conclusive judgment in the same cause of action; except that a court in the Province of British Columbia may stay an action to enforce a foreign judgment if an appeal of a judgment is pending or time for appeal has not expired; and except that any court in the Province of British Columbia may give judgment only in Canadian dollars.

We have been advised that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal securities laws.

DESCRIPTION OF UNITS

We may issue units, which may consist of one or more Common Shares, warrants or any combination of securities as is specified in the relevant prospectus supplement. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

•	the designation and aggregate number of units being offered;

•	the price at which the units will be offered;

•	the designation, number and terms of the securities comprising the units and any agreement governing the units;

•	the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

•	whether we will apply to list the units on any exchange;

•	material U.S. and Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the securities comprising the units; and

•	any other material terms or conditions of the units.

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DENOMINATIONS, REGISTRATION AND TRANSFER

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement. Other than in the case of book-entry-only Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry-only Securities, a global certificate or certificates representing the Securities will be held by a designated depositary for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depositary will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers. Underwriters may sell Securities to or through dealers. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by the Company or its subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, securities, cash and assumption of liabilities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents with whom the Company enters into agreements may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

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In connection with any offering of Securities, other than an ATM Distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter involved in an ATM Distribution, no affiliate of such an underwriter and no person or company acting jointly or in concert with such an underwriter may over-allot securities in connection with the distribution or may effect any other transactions that are intended stabilize or maintain the market price of the Securities in connection with an ATM Distribution including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

Unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to list any of the Securities other than the Common Shares on any securities exchange. Any underwriters, dealers or agents to or through which Securities other than the Common Shares are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time and without notice. No assurance can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

PRIOR SALES

A description of prior sales of the Securities will be provided as required in each Prospectus Supplement to this Prospectus.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX under the symbol “EDR” and on the NYSE under the symbol “EXK”. Trading price and volume of the Common Shares will be provided as required in each Prospectus Supplement to this Prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities, including, in the case of an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)), if applicable, whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a “U.S. person” (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special terms.

Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

RELIANCE ON EXEMPTIONS FOR WELL-KNOWN SEASONED ISSUERS

The securities regulatory authorities in each of the provinces of Canada have adopted substantively harmonized blanket orders, including British Columbia Instrument 44-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (together with the equivalent local blanket orders in each of the other provinces of Canada, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders were adopted to reduce the regulatory burden for certain large, established reporting issuers with strong disclosure records. This Prospectus has been filed by the Company in reliance upon the WKSI Blanket Orders, which permit “well-known seasoned issuers” or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

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LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to United States legal matters.

In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

INTEREST OF EXPERTS

Allan Armitage, Ph.D., P.Geo., Ben Eggers, MAIG, P.Geo., Henri Gouin, P.Eng., Dale Mah, P.Geo. and Donald Gray, SME-RM are the authors of the technical report titled “Technical Report on the Huachocolpa Uno Mine Property, Huancavelica Province, Peru” dated March 27, 2025 with an effective date of December 31, 2024.

Allan Armitage, Ph.D., P. Geo., is the author of the technical report titled “Mineral Resource Estimate for the Pitarrilla Ag-Pb-Zn Project, Durango State, Mexico” dated March 15, 2023 with an effective date of October 6, 2022.

Dale Mah, P. Geo., Richard A. Schwering, P.G., SME-RM; and Donald P. Gray, P.E., SME-RM, prepared the technical reports titled “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico” dated December 14, 2022 with an effective date of November 9, 2022 and “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico” dated December 14, 2022 with an effective date of November 5, 2022.

Henry Kim, P. Geo., William Bagnell, P.Eng., James Tod, P.Eng., Alan Drake, P.L. Eng., Kirk Hanson, P.E., Paul Ivancie, P.G., Dale Mah, P. Geo. and Humberto Preciado, P.E. prepared the amended and restated technical report titled “NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico – Amended” dated May 15, 2023 with an effective date of September 9, 2021.

Richard A. Schwering, P.G., SME-RM prepared the updated mineral reserve and mineral resource estimates contained in the AIF for each of the Guanacevi Mine and the Bolañitos Mine.

To the best of the Company’s knowledge, other than Mr. Mah and Mr. Gray, the other experts named above did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports or afterwards, nor will they receive any such interest. As of the date of this Prospectus, Mr. Mah holds options to acquire 225,620 common shares of the Company, 14,970 restricted share units and 131,950 performance share units (each convertible into common shares of the Company), and Mr. Gray holds options to acquire 383,070 common shares of the Company, 28,370 restricted share units and 257,440 performance share units (each convertible into common shares of the Company).

KPMG LLP is the auditor of the Company and has confirmed with respect to the Company that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations under all relevant United States professional and regulatory standards.

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RISK FACTORS

Investing in securities of the Company involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Company’s business. Risks related to the offering and certain risks related to the Company are set out below. The risks set out below are not the only risks that the Company faces. Investors should also carefully consider the information included or incorporated herein by reference in this Prospectus and the Company’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Securities. There are various risks, including those discussed in the Company’s AIF and MD&A (as defined below under “Documents Incorporated by Reference”), which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company. These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus, including information contained in the section entitled “Cautionary Note Regarding Forward-Looking Statements” should be carefully reviewed and considered before a decision to invest in the Securities is made. Additional risks and uncertainties not currently known to the Company, or that the Company currently considers immaterial, may also materially and adversely affect its business. In addition, risks relating to a particular offering of Securities will be set out in a Prospectus Supplement relating to such offering.

Risks Related to the Offering

Market price of Common Shares

The market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, NYSE or any other stock exchange could be subject to significant fluctuations in response to variations in the Company’s financial results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on a stock exchange regardless of the financial performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the financial performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on a stock exchange. There can be no assurance of the price at which the Common Shares that become listed and posted for trading on a stock exchange will trade.

Absence of a public market for some of the Securities

There is no public market for the Debt Securities, Warrants, Subscription Receipts or Units and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of the Debt Securities, Warrants, Subscription Receipts or Units on any securities exchanges. If the Debt Securities, Warrants, Subscription Receipts or Units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Debt Securities, Warrants, Subscription Receipts or Units, or that a trading market for these Securities will develop at all.

Future sales or issuance of debt or equity Securities

The Company may issue and sell additional securities of the Company from time to time. The Company cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

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Discretion over Use of Proceeds

The Company intends to allocate the net proceeds it will receive from an offering as described under “Use of Proceeds” in this Prospectus and the applicable Prospectus Supplement. However, the Company will have broad discretion over the use of the net proceeds from an offering by the Company of the Securities. There can be no assurance as to how the net proceeds received from any offering will be allocated, in particular, if the Company determines to revise its business plan and growth strategy. Because of the number and variability of factors that will determine the Company’s use of such proceeds, the Company’s ultimate use might vary substantially from its planned use. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company. The Company may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Securities, including the market value of the Common Shares, or which may result in losses.

Liquidity

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

Unsecured Debt Securities

The Company carries on its business through corporate subsidiaries, and the majority of its assets are held in corporate subsidiaries. The results of the Company’s operations and its ability to service indebtedness, including the Debt Securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Company in the form of loans, dividends or otherwise. Unless otherwise indicated in the applicable Prospectus Supplement, the Company’s subsidiaries will not have an obligation to pay amounts due pursuant to any Debt Securities or to make any funds available for payment on Debt Securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions. Unless otherwise indicated in the applicable Prospectus Supplement, the indenture governing the Company’s Debt Securities is not expected to limit the Company’s ability or the ability of its subsidiaries to incur indebtedness. Unless otherwise indicated in the applicable Prospectus Supplement, such indebtedness of the Company’s subsidiaries would be structurally senior to the Debt Securities. As such, in the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Company to pay its indebtedness, including any Debt Securities.

Effect of changes in Interest Rates on Debt Securities

Prevailing interest rates will affect the market price or value of any Debt Securities. The market price or value of any Debt Securities may decline as prevailing interest rates rise for comparable debt instruments, or increase as prevailing interest rates for comparable debt instruments decline.

Effect of Fluctuations in Foreign Currency Markets on Debt Securities

Debt Securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable Prospectus Supplement.

Risks Related to the Company

Government Regulation

The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls, import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. The activities of the Company require licenses and permits from various governmental authorities. There is no assurance that future changes in such regulation or licensing, if any, will not adversely affect the Company’s operations.

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Recent changes to mining laws in Mexico may affect the Company’s ability to renew its concessions, explore and obtain new concessions, obtain permits to conduct mining operations or pledge its concessions as security for loan facilities to develop its mineral projects. These changes may have a material adverse effect on the Company’s planned operations and development of its projects in Mexico and future exploration in Mexico.

Operations in Peru

The Company is exposed to various levels of political, economic, regulatory and other risks and uncertainties associated with conducting business and mineral operations in Peru. These risks and uncertainties include, but are not limited to: terrorism; hostage taking; local drug gang activities; military repression; expropriation and nationalization; extreme fluctuations in currency exchange rates; changes in royalty regimes, including the elimination of tax exemptions; underdeveloped industrial and economic infrastructure; unenforceability of judgements; prohibitions on restrictions for carrying out mining activities due to legal actions by Indigenous communities; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions arising from changes in government and otherwise, currency controls, import and export regulations and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Political Risks in Peru

Peru is currently subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities, changes in the interpretation of existing regulations or stricter enforcement of such regulations. Current President Boluarte is Peru’s sixth president since 2018 and none of her five predecessors in office have completed the five-year term established by the Constitution. Several former presidents are in prison or have been prosecuted in judicial proceedings. President Boluarte has publicly encouraged economic stability and private investment and is trying to amend several policies enacted during the Castillo government. However, we cannot guarantee that political instability or future regulatory changes will not adversely affect our business, financial condition or results of operations.

Peru’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Peru are beyond the control of the Company and may adversely affect the Company’s business.

Mining companies are required to pay the Peruvian government mining royalties and/or mining taxes. We cannot guarantee that the Peruvian government will not impose additional mining royalties or taxes in the future or that such mining royalties or taxes will not have an adverse effect on our Peruvian results of operations or financial condition.

The legal and regulatory requirements in Peru with respect to conducting mineral exploration and mining activities and banking systems and controls are different from those in Canada. The officers and directors of the Company rely, to a great extent, on the Company’s local legal counsel and local consultants and advisors in respect of legal, banking, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect the Company’s operations in Peru, and to assist the Company with its governmental relations. The Company also relies, to some extent, on those members of management and the Company’s board of directors who have previous experience working and conducting business in Peru. The failure to comply with all material legal and regulatory requirements may lead to the revocation of certain rights, penalties or fees, which may have an adverse effect on the Company.

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Environmental Hazards and Reclamation Obligations in Peru

All phases of the Kolpa Mine’s operations are subject to environmental regulation, which mandates such things as air and water quality standards, land reclamation, site restoration and site closure requirements. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Kolpa Mine or operations thereon. Environmental hazards may exist on the Kolpa Mine that are currently unknown and may have been caused by previous owners or operators of the properties. Such hazards could result in loss or liability or regulatory or legal action that could have a material adverse effect on the Company.

Community and Social Risks in Peru

The Kolpa Mine is located in an area of Peru that may be of particular interest or sensitivity to one or more Indigenous groups, local groups or interest groups. There is no assurance that the Company’s relationships with such groups will be positive. Accordingly, it is possible that after the Acquisition, exploration, development or operations on the Kolpa Mine could be interrupted or otherwise adversely affected in the future by political uncertainty, community opposition, tax reforms, land claims entitlements, expropriations of property, illegal, artisanal and small-scale miners, changes in applicable governmental policies and policies of relevant local or interest groups. Any changes in community or government relations or shifts in political conditions may be beyond the Company’s control and may adversely affect its business and operations, including the ability to obtain or maintain necessary permits, and if significant, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue mineral exploration and mining activities in the applicable area, any of which could have an adverse effect on the results of operations, cash flows and financial position.

There are illegal miners in the area covered by Kolpa’s mining concessions. Illegal mining has affected gold mining operations in Peru and could potentially expose Kolpa to business interruptions, damage to its assets and injuries to its personnel.

Local opposition to mine development projects could arise in Peru, and such opposition could be violent. In recent years, certain areas in the south and northern highlands of Peru with significant mining projects have experienced strikes and protests related to the environmental impact of mining activities. Such strikes and protests have resulted in disruptions and a climate of uncertainty with respect to future mining projects. Peru has experienced recent periods of civil unrest, and on March 17, 2025, the Peruvian government declared a state of emergency for a 30-day period in the provinces of Lima and Callao, due to a rise in violent crime. If the Company were to experience resistance or unrest in connection with its Peruvian operations, it could have a material adverse effect on its operations and profitability.

Labour and Employment Relations in Peru

Competition for skilled employees in the resource sector results in employee turnover at the Company’s operations and a need to constantly recruit and train new employees. This competition for qualified employees occasionally results in workforce shortages, which can often be supplemented with more costly contract labour. As technology evolves and automation increases, the skill mix required also changes and the Company may not be able to attract the required capabilities for new ways of working, or re-skill those skills sets that will be changed in the future. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour in Peru is customarily unionized and there are risks that labour unrest or wage agreements may adversely impact the Company’s operations.

Changes in employment legislation or otherwise in the Company’s relationship with the Company’s employees may result in higher ongoing labor costs, employee turnover, strikes, lockouts or other work stoppages, any of which could have a higher material adverse effect on the Company’s business, results of operations and financial condition.

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ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation existing under the Business Corporations Act (British Columbia). Most of the Company’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and substantially all of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors and officers and experts under the United States federal securities laws. It is unlikely to be a defence in a Canadian court to the enforcement of a judgment of a U.S. court that the judgment is predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

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